As filed with the Securities and Exchange Commission on June 30, 1999
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              --------------------


                                    FORM 20-F


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                        Commission file number: 001-14485
                              --------------------


                     TELE SUDESTE CELULAR PARTICIPACOES S.A.
             (Exact Name of Registrant as Specified in Its Charter)
                              --------------------

   Tele Sudeste Cellular Holding Company    The Federative Republic of Brazil
        (Translation of Registrant's          (Jurisdiction of Incorporation
             Name into English)                       or Organization)
                              --------------------

                Rua Martiniano de Carvalho 851, 18(0) andar/parte
                         01321-001 Sao Paulo, SP, Brazil
                    (Address of Principal Executive Offices)
                              --------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                 Name of Each Exchange
        Title of Each Class                        On Which Registered
        -------------------                   ------------------------------
 Preferred Shares, without par value*              New York Stock Exchange
 American Depositary Shares, each                  New York Stock Exchange
 representing 5,000 Preferred Shares

------------
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

     Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by this Annual
Report:

               124,369,030,532 Common Shares, without par value
               210,029,997,060 Preferred Shares, without par value

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes |X|           No|_|

     Indicate by check mark which financial statement item the Registrant has elected to follow.

                                Item 17|_|           Item 18 |X|

================================================================================

                                TABLE OF CONTENTS

                                                                        Page


                                     PART I

Item 1.    Description of Business.........................................1
Item 2.    Description of Property........................................19
Item 3.    Legal Proceedings..............................................19
Item 4.    Control of Registrant..........................................20
Item 5.    Nature of Trading Market.......................................21
Item 6.    Exchange Controls and Other Limitations
           Affecting Security Holders.....................................23
Item 7.    Taxation.......................................................24
Item 8.    Selected Financial Data........................................29
Item 9.    Management's Discussion and Analysis of Financial
           Condition and Results of Operations............................34
Item 9A.   Quantitative and Qualitative Disclosures About Market Risk.....43
Item 10.   Directors and Officers of Registrant...........................43
Item 11.   Compensation of Directors and Officers.........................46
Item 12.   Options to Purchase Securities
           from Registrant or Subsidiaries................................46
Item 13.   Interest of Management in Certain Transactions.................46

                                     PART II

Item 14.   Description of Securities to be Registered.....................46

                                    PART III

Item 15.   Defaults upon Senior Securities................................46
Item 16.   Changes in Securities, Changes in
           Security for Registered Securities and Use of Proceeds.........47

                                     PART IV

Item 17.   Financial Statements...........................................47
Item 18.   Financial Statements...........................................47
Item 19.   Financial Statements and Exhibits..............................47

Index of Defined Terms....................................................48
Technical Glossary........................................................49

                      PRESENTATION OF FINANCIAL INFORMATION

     In this Annual Report, Tele Sudeste Participacoes S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), is referred to as the "Holding Company," and the Holding Company and its Subsidiaries are referred to collectively as the "Company." Its subsidiaries, Telerj Celular S.A. ("Telerj Celular") and Telest Celular S.A. ("Telest Celular"), are collectively referred to herein as the "Subsidiaries."

     References to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars.

     The consolidated financial statements of the Company as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP"). The Consolidated Financial Statements and other financial information as of and for the year ended December 31, 1998 are presented in nominal reais and do not recognize the effects of inflation. The Consolidated Financial Statements and other financial information for prior dates and periods have been indexed and expressed in constant reais of December 31, 1997 purchasing power using the integral restatement method (correcao monetaria integral).

     Certain terms are defined the first time they are used in this Annual Report. The "Index of Defined Terms" that begins on page 48 lists those terms and where they are defined. The "Technical Glossary" that begins on page 49 provides definitions of certain technical terms used herein.

                           FORWARD-LOOKING INFORMATION

     This Annual Report contains forward-looking statements. The Company and its representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed at pages 16-19 herein, include those resulting from the short history of the Company's operations as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                                     PART I

Item 1. Description of Business

     The Holding Company is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A. - Telebras ("Telebras") by Brazil's federal government (the "Federal Government") in May 1998. Each of the Subsidiaries was formed in January 1998 by spinning off the cellular telecommunications operations of an operating company controlled by Telebras (collectively, the "Predecessor Companies"). References to the operations of the Company, prior to January 1998, are to the cellular operations of the Predecessor Companies. See "--Historical Background."

     The Company provides cellular telecommunications services in the Brazilian States of Rio de Janeiro and Espirito Santo (the "Region") under concessions from the Federal Government (the "Concessions"). Cellular telecommunications services were first offered in the State of Rio de Janeiro in November 1990, and the Company is the leading provider of cellular telecommunications services in the Region. At December 31, 1998, the Company had 772,141 subscribers.

The Holding Company and Its Operating Subsidiaries

     The following table sets forth the contribution made by each Subsidiary to the Company's net operating revenues for the year ending December 31, 1998 and the Holding Company's shareholding in each Subsidiary at December 31, 1998.

                       Contribution to
                         consolidated               Holding Company ownership
                         ------------               -------------------------
                           results
                      % of net operating        % of share           % of voting
Subsidiary                 revenues               capital                stock
----------                 --------               -------                -----
Telerj Celular........       85.2                  70.7                  85.0
Telest Celular........       14.8                  85.2                  93.3

     Substantially all the Holding Company's assets consist of shares in the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Holding Company's headquarters are located at Rua Martiniano de Carvalho 851, 18(0) andar/parte, 01321-001 Sao Paulo, SP, Brazil, and its telephone number is 5521-586-6629.

Historical Background

     Prior to the incorporation of Telebras in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebras and its operating subsidiaries (collectively, the "Telebras System") acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress adopted the Lei Geral de Telecomunicacoes (the "General Telecommunications Law," and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil's Executive Branch, the "Telecommunications Regulations"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebras. The General Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes - ANATEL ("Anatel").

     In January 1998, in preparation for the restructuring and privatization of the Telebras System, the cellular telecommunications operations of Telebras' operating subsidiaries were spun off into separate companies. In May 1998, Telebras was restructured to form, in addition to Telebras, 12 new holding companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called cisao, or split-up. Virtually all the assets and liabilities of Telebras, including the shares held by Telebras in the operating companies of the Telebras System, were allocated to the New Holding Companies. The split-up of the Telebras System into the New Holding Companies is referred to herein as the "Breakup" or the "Breakup of Telebras."

     The New Holding Companies, together with their respective subsidiaries, consist of (a) eight cellular service providers, each operating in one of eight regions (each a "Cellular Region"), (b) three fixed-line service providers, each providing local and intraregional long-distance service in one of three regions (each a "Fixed-Line Region"), and (c) Embratel Participacoes S.A. - Embratel ("Embratel"), which provides domestic (including intraregional and interregional) long-distance telephone service and international telephone service throughout Brazil.

     The Holding Company is one of the New Holding Companies. In the Breakup, the Holding Company was allocated all the share capital held by Telebras in the operating subsidiaries of the Telebras System that provided cellular telecommunications service in the States of Rio de Janeiro and Espirito Santo. In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including the Holding Company, to private-sector buyers. The Federal Government's common shares of the Holding Company were purchased by a consortium comprised of Telefonica Internacional S.A., Iberdrola Investimentos Sociedade Unipessoal Ltda., NTT Mobile Communications Network, Inc. and Itochu Corporation (collectively, the "Telefonica Consortium"). See "Control of Registrant."

The Region

     The Region covers an area of approximately 90,000 square kilometers (44,000 in the State of Rio de Janeiro and 46,000 in the State of Espirito Santo), representing approximately 1% of Brazil's area. Its population of 16.5 million represents approximately 10.2% of the population of Brazil. Over 95% of the population of the State of Rio de Janeiro and approximately 78% of the population of the State of Espirito Santo live in urban areas. The Region has 26 municipalities with populations in excess of 100,000 people, including the cities of Rio de Janeiro, Niteroi, Nova Iguacu and Vitoria. In 1997, the Region generated approximately 13.6% of Brazil's gross domestic product; the services sector accounted for approximately 59.3% of the Gross Domestic Product ("GDP") of the State of Rio de Janeiro and 55.4% of the GDP of the State of Espirito Santo. (As reported in the "Atlas do Mercado Brasileiro" in 1997).

     Set forth below is a map showing the location of the Region within Brazil.


                                [GRAPHIC OMITTED]


         The following table sets forth population, GDP and per-capita income statistics for each state in the Region at the dates and for the year indicated.

                                       At July 1, 1998                            Year ended December 31,
                                       ---------------                            -----------------------
                                 1997 Population  % of Brazil's      GDP(1) (billions   % of Brazil's   Per Capita income(1)
State                           (millions)(1)     population (1)    of nominal reais)     GDP (1)        (nominal reais)
-----                           -------------     --------------    -----------------     -------        ---------------


Rio de Janeiro
   (Telerj Celular)..........       13.7             8.4                88.0               11.7               7,558
Espirito Santo
   (Telest Celular)..........        2.8             1.7                16.8                1.9               6,251
                                  ------          ------               ------             ------
Region.......................       16.5            10.2               104.8               13.6
                                  ======          ======               ======             ======


---------
(1) Estimates of the Instituto Brasileiro de Geografia e Estatistica - IBGE ("IBGE").

     The Company's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of the Region, in particular. See "--Brazilian Economic Environment."

Services

     The Company offers cellular telecommunications services to its subscribers pursuant to a variety of rate plans. In August 1998, the Company began offering digital cellular telecommunications service. The introduction of digital technology has allowed the Company to increase capacity, offer additional value-added services and provide more secure communication channels. See "--Network." The Company also offers ancillary services, including voicemail, call forwarding, call waiting, caller identification and three-way calling, depending on the Company's plan of service. The Company began to sell handsets in November 1998 in connection with the provision of cellular telecommunications service.

     Through agreements with other cellular service providers, the Company offers automatic roaming services throughout Brazil that allow subscribers to make and receive calls while out of the Region. The Company offers international roaming in Argentina, Uruguay and Paraguay through agreements with local cellular service providers. The Company also provides cellular telecommunications service to subscribers of other cellular service providers while they are in the Region. The Company charges the other service providers pursuant to roaming agreements for the service provided to their subscribers. See "--Operating Agreements--Roaming Agreements."

     The Company's customer service departments have approximately 524 customer service attendants, of whom 485 are third-party employees. These attendants provide 24-hour customer service in order to resolve customer service problems. At December 31, 1998, the Company had one customer service attendant for every 1,474 subscribers. During 1998, the customer service team answered, on average, 24,036 calls per working day.

Sales and Marketing

     The Company divides its subscribers into business users and personal users. At December 31, 1998, 6.4% were business users (cellular telecommunications service registered through businesses) and 93.6% were personal users. However, the Company's management believes that a significant number of personal users use their cellular phones for both personal and business purposes. Of the current subscribers, approximately 9% are heavy users (over 300 outgoing minutes per month), approximately 14% are moderate users (from 150 to 300 outgoing minutes per month), approximately 32% are regular users (from 50 to 150 outgoing minutes per month) and approximately 45% are occasional users (fewer than 50 outgoing minutes per month).

     Measures are being developed to improve the services offered to the Company's high and medium use clients in order to increase customer loyalty. Such measures include the introduction of digital technology and the implementation of additional service plans tailored to various user segments. See "--Rates." During the second quarter of 1999, the Company introduced prepaid cellular telecommunications service. Such service has no activation fee and allows customers to pay only for services used.

     From time to time, the Company offers various short-term promotions in connection with the provision of cellular telecommunications services. Promotions in connection with introduction of digital service have included providing high-use customers with digital cellular handsets at significant discounts or free of charge and a one-month promotion, the Basic Express Plan, that provided a digital cellular handset, battery and charger at a reduced price and free ancillary services during the first six months of service.

     With respect to personal users, the Company's customers consist primarily of high and middle income individuals. Pursuant to Anatel's regulations, cellular telecommunications service is provided to all individual applicants, regardless of income level, in the order in which applications are received. Service can be interrupted if a customer fails to make timely payments. See "--Billing and Collection."

     Sales Network

     The Company markets its services through a network of direct sales personnel and independent distributors in the Region. At December 31, 1998, the Company had 37 company-owned stores and 426 independent distributors covering 58 major cities in the Region. However, 88.5% of the Company's distribution network is in the State of Rio de Janeiro. Through its direct sales force and independent distributors, the Company is able to sell its cellular telecommunications services and provide after-sales services to subscribers at convenient locations.

     Independent Distributors. The Company selects its independent distributors by assessing their premises, technological capabilities and financial condition. All of the Company's independent distributors receive basic training and a commission for the sale of Company's services. Contracts with independent distributors are established on an exclusive basis but can be terminated at the Company's discretion in the event of actions by an independent distributor contrary to the Company's operating policies or business ethics.

Network and Subscriber Data

     The following table sets forth information on the Company's subscriber base, coverage and related matters at the dates and for the years indicated.

                                                               1996       1997      1998
                                                               ----       ----      ----
Cellular lines in service at year-end.......................222,921    548,471   772,141
Subscriber growth during year...............................   51.7%     146.0%     41.2%
Estimated population of Region at year-end (thousands) (1).. 15,840     16,340    16,456
Estimated covered population at year-end (millions) (2).....   13.5       14.9      15.9
Percentage of population of Region covered at year-end (3)..   85.2%      91.1%     96.5%
Penetration at year-end (4).................................    1.4%       3.4%      4.7%
Average monthly incoming minutes of use per subscriber......   83.3       87.5      98.9
Average monthly outgoing minutes of use per subscriber......  145.0      115.7     122.0
Average monthly revenues per subscriber (5).................R$140.07   R$138.52  R$105.00


----------------

(1)  IBGE estimates.
(2) Management estimates of the number of people in the Region who can access the Company's signal - based on Anatel calculations.

(3) Management estimates of the percentage of population of the Region that can access the Company's signal - based on Anatel calculations.
(4) Number of cellular lines in service divided by the estimated population of the Region.
(5) In nominal reais, net of value-added taxes; Rio de Janeiro only for 1996; weighted average of Rio de Janeiro and Espirito Santo for 1997 and 1998.

Sources of Revenue

     The Company generates revenue from (i) activation fees, which are one time charges paid to obtain cellular telecommunications service, (ii) usage charges, which include measured service charges for outgoing calls and roaming and other similar charges, (iii) monthly subscription charges, (iv) network usage charges, which are amounts charged by the Company to other cellular and fixed-line service providers, and to Embratel as the long-distance provider, for use of the Company's network, and (v) other charges, including charges for call forwarding, call waiting and call blocking. The Company's rates are subject to the approval of Anatel. See "--Regulation of the Brazilian Telecommunications Industry."

     Subscriber Rates

     Since October 1994, cellular telecommunications service in Brazil, unlike North America, has been offered on a "calling party pays" basis, under which the subscriber pays only for calls that he or she originates. (In addition, a subscriber pays roaming charges on calls made or received outside his or her home registration area).

     Subscriber charges are computed based on the subscriber's calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below. The Region is divided into three registration areas. The lowest base rate per minute ("VC1") applies to calls made by a subscriber in a registration area to persons in the same registration area. Charges for calls from one registration area to another within the Region are assessed at a higher rate ("VC2"). Calls from the Region to persons outside the Region are billed at the highest rate ("VC3"). When a subscriber makes or receives a call while outside the Region, a per-call surcharge known as "AD" is applicable. When a subscriber receives a call outside his or her home registration area, the subscriber also pays a certain rate per minute if the subscriber is located within the Region ("DSL1"), or a higher rate if the subscriber is located outside the Region ("DSL2"). Measured service charges are discounted 30% for calls made on Sundays and national holidays and for calls made between 9:00 p.m. and 7:00 a.m., Monday through Saturday ("off-peak calls"). A 30% surcharge is imposed on VC1 calls from one cellular telephone to another.

     The following table sets forth the average rates for the Basic Plan for each year in the three-year period ended December 31, 1998 in nominal reais.

                                    1996              1997             1998
                                    ----              ----             ----
Activation fee (1)............. R$ 306.12         R$ 308.16        R$ 258.89
Monthly subscription fee (2)...     28.07             28.00            28.00
Time charges per minute:
   VC1 (2)(3)..................      0.29              0.28             0.28
   VC2 (3)                           0.58              0.58             0.58
   VC3 (3)                           0.66              0.66             0.66
   DSL1 (3)....................      0.29              0.29             0.29
   DSL2 (3)....................      0.33              0.33             0.33
AD (per call)(2)...............      0.55              0.55             0.55

---------------------------------------
(1) Data include COFINS (2%) and PIS (0.65%). 1996 and 1997 data based on year-end data and 1998 based on month-end data. The activation fee was R$300 in Rio de Janeiro and R$230 in Espirito Santo until November 1998 and December 1998, respectively, when it was reduced to R$80.
(2)  Weighted averages of the rates.
(3)  Weighted average peak rates, net of value-added taxes.

     At December 31, 1998, the Company offered four plans of service. These plans included the CellBusiness 300 Plan, the CellPack 150 Plan, the CellPop Plan and the Basic Plan. A majority of the Company's customers subscribe to the Basic Plan. The Company plans to offer additional service plans in the future.

     The Basic Plan includes all the services offered by the Company, both analog and digital. The CellPop Plan, which is designed for customers in rural areas of Rio de Janeiro and in the whole State of Espirito Santo who do not require roaming services, provide discounts on activation fees, monthly subscription charges and measured service charges. The CellBusiness 300 and the CellPack 150 Plans feature fixed charges for monthly usage of 300 minutes and 150 minutes local calls, respectively, and are intended for heavy and moderate users.

     Roaming Fees

     The Company receives revenue pursuant to roaming agreements with other cellular service providers. When a call is made from within the Region by a subscriber of another cellular service provider, that service provider pays the Company for the call at the applicable rate. Conversely, when a Company subscriber makes a cellular call outside the Region, the Company must pay the charges associated with that call to the cellular service provider in whose region the call originates. See "--Operating Agreements--Roaming Agreements."

     Network Usage Charges

     The Company earns revenues from any call (cellular or fixed-line) originating with another cellular or fixed-line service provider and terminating on a cellular telephone within the Region. The Company charges the service provider from whose network the call originates a network usage charge for every minute the Company's network is used in connection with the call. See "--Operating Agreements--Interconnection Agreements." The average network usage tariff charged by the Company to other service providers in 1996, 1997 and 1998 was R$0.21, R$0.22 and R$0.22 per minute, respectively, net of value-added taxes.

     Taxes on Telecommunications Services

     The cost of telecommunications services to the subscribers includes a variety of taxes. The average rate of all such taxes, as a percentage of gross operating revenues for the Company, was approximately 27.9% in 1998. The principal tax is a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos (the "ICMS"). The ICMS is a tax that the Brazilian states impose at varying rates on certain revenues from the sale of goods and services, including certain telecommunications services. During 1998, the ICMS rate for domestic telecommunications services was 37% in the State of Rio de Janeiro and 25% in the State of Espirito Santo.

     Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Integracao Social ("PIS") and the Contribuicao para Financiamento da Seguridade Social ("COFINS"), imposed on certain telecommunications services at a combined rate of 3.65% of gross operating revenues. Prior to February 1999, the combined rate of both taxes was 2.65%.

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to certain services to which the ICMS had not previously been applied, including cellular activation. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 30, 1998. See "Legal Proceedings."

Billing and Collection

     The Company's billing system has four main functions: (i) subscriber registration, (ii) subscriber information management, (iii) accounts payable management and (iv) billing and collection. To smooth the billing and collection cycles, the Company uses ten staggered billing cycles each month.

     Pursuant to Brazilian law, subscribers must receive a bill at least five days before the due date and companies must allow subscribers at least 15 days from the due date before suspending service for nonpayment. Pursuant to Company policy, if a subscriber's payment is more than 30 days past-due, service is suspended until full payment for all outstanding charges is received.
If a subscriber's payment is more than 90 days past-due, service is discontinued.

     After each collection cycle, the Company and other telecommunications service providers reconcile the roaming and network usage fees owed between them and settle on a net basis. See "--Rates--Roaming Fees" and "--Network Usage Charges." For international and domestic long-distance calls made by its subscribers, the Company charges Embratel a fee for the use of its cellular telecommunications network and forwards the net amount collected for such calls to Embratel.

     When the Subsidiaries were spun off from the Predecessor Companies, each of them used the billing system of its respective Predecessor Company. Upon the Breakup of Telebras, the Company began to take steps to make the Subsidiaries operationally independent from the Predecessor Companies. The billing systems were an important focus of this effort. Each Subsidiary's customer data base was migrated from the system of its respective Predecessor Company to its own system, and a period of adjustment followed, as the Subsidiaries sought to deal with inadequacies in the databases received. Since July 1998, the Company has been implementing a new billing system, developed by CONDEC/ITS - ALIANZA. The rate of growth of the Company's business in 1998 and 1999 to date has required that the Company continue to pay special attention to the billing system, in order to make it more efficient and responsive to the Company's needs.

     The Company provisions 100% for customer accounts over 90 days past-due and writes off customer accounts that are over 180 days past-due. The Company's provisions for doubtful accounts were 0.85%, 1.13% and 8.12% of gross operating revenues in 1996, 1997 and 1998, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for 1996, 1997 and 1998--Operating expenses."

Network

     At December 31, 1998, the Company's cellular telecommunications network covered 96.5% of the Region's population. The Company continues to expand its cellular telecommunications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand. Under the Concessions, the Company has certain obligations concerning network expansion. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

     The Company plans to centralize its network administration system in the City of Rio de Janeiro. This system is capable of monitoring the base stations, switching centers and all critical network operational parameters. In addition, technicians operating this system will have the ability to rapidly evaluate and respond to technical difficulties in network operations. The Company analyzes the performance data generated by this system in order to make the operating adjustments and capital expenditures necessary to maintain and enhance network operations.

     At December 31, 1998, the Company's cellular telecommunications network consisted of ten analog communication switching centers (one in Espirito Santo and nine in Rio de Janeiro), four digital communication switching centers, four gateways and two Home Location Registers. The Company also had 526 Analog Base Stations (459 in Rio de Janeiro and 67 in Espirito Santo), 155 Mini-Analog Base Stations (148 in Rio de Janeiro and seven in Espirito Santo), 42 microcells, 187 Digital Base Stations and ten Mini-Digital Base Stations.

     Digitalization represents one of the Company's key strategic initiatives. The Company's management believes that digitalization offers certain advantages, including greater network capacity, reduced operating costs and additional revenues through the sale of value-added services. Digital cellular telecommunications services also offer subscribers greater security. Prior to 1998, the Company supplied only an AMPS analog cellular telecommunications service. In July 1998, the Company began the process of converting to digital technology in the Rio de Janeiro metropolitan area. The new digital cellular equipment is supplied by NEC do Brasil S.A. ("NEC") and will include a digital cellular telecommunications network based on Code Division Multiple Access ("CDMA") technology. In August 1998, the Company began supplying digital cellular telecommunications service.

     In building its cellular telecommunications network, the Company has purchased cellular equipment manufactured by NEC for the State of Rio de Janeiro and by Nortel S.A. for the State of Espirito Santo. In 1998 the Company invested approximately R$180 million in its cellular telecommunications network.

Fraud Detection and Prevention

     Cloning fraud consists of duplicating the cellular signal of a bona fide subscriber, enabling the perpetrator of the fraud to make telephone calls using the subscriber's signal. Such calls are billed to the subscriber but the receivable is written off when the Company discovers that it arose from a fraudulent call. If part of a fraudulent call is carried by the network of another service provider, the Company is obligated to pay that service provider the applicable network usage fee, regardless of whether the Company ever collects the receivable associated with the call. The Company's management believes that the introduction of digital service is significantly reducing the incidence of cloning fraud. Fraud resulting from cloned cellular telephone calls is not a significant problem for the Company.

     Subscription fraud occurs when a person, typically using a fictitious identification and address, obtains cellular telecommunications service with no intention of paying for the service and then incurs substantial charges before the cellular operator is able to identify the fraud and terminate service. Historically, the majority of losses relating to fraud are a result of subscription fraud.

     The Company has implemented fraud-detection and fraud-prevention measures in an effort to reduce fraud-related losses. Fraud-detection measures employed by the Company include the manual review of call detail records in the State of Rio de Janeiro. These records are analyzed to identify abnormal calling patterns. When abnormal patterns are found, the subscriber is contacted by the fraud control staff of the Company and, if cloning has occurred, the subscriber's number is changed. This review and monitoring process has not been implemented in the State of Espirito Santo as access to international calls (where the major incidences of such fraud occur) is only available to approximately 1% of subscribers. Fraud-prevention measures include restrictions on international calls from a given number, restrictions on international calls to certain high-risk destinations and restrictions on three-way calling by customers with international direct-dial access.

     The Company has installed a nation wide fraud detection system licensed from Digital Equipment Corporation. This system aids in fraud detection in various ways, including identifying simultaneous usage by a single subscriber, call frequency and unusually high usage patterns. At present, there are seven regional centers linked to Embratel that cover the Cellular Regions served by the former Telebras System. As a result, the Company is able to monitor phone usage by its subscribers even when they are outside of the Region. The anti-fraud system shows calls considered to be unusual and provides historical usage data in order to help determine if such calls are fraudulent. Upon discovering fraudulent usage, the subscriber's cellular telecommunications service is blocked. In the State of Rio de Janeiro, the antifraud system became operational in early 1998, without the help of the regional centers, which became operational during the second and third quarters of 1998. Telest Cellular began using the antifraud system in February 1999.

     During 1997 and 1998, the Company spent approximately R$2.5 million on the implementation of its antifraud system. The Company's management expects to invest R$2 million in fraud-control systems during 1999. During 1998, the Company attributed approximately R$3 million in losses to subscription fraud.

Quality of Service

     The Company's cellular telecommunications network is at times subject to congestion, primarily in the metropolitan area of the city of Rio de Janeiro. Congestion can result in subscribers occasionally being unable to make calls and can cause calls to terminate prematurely. The Company's service problems have been exacerbated because of government-imposed constraints on the Company's capital expenditure budget, which prevented the Company from increasing network capacity to meet demand for cellular telecommunications service in parts of the Region. See "--Capital Expenditures." The Company does not compensate subscribers who claim to have been adversely affected by network congestion.

     In addition, network congestion has occasionally forced the Company to reduce the rate at which it processes applications for cellular telecommunications service. After the introduction of digital telecommunications services in November 1998 and the resulting increase in system capability, the Company began servicing the waiting lists created in prior years. At April 30, 1999, the Company no longer had a waiting list; however, a number of applicants on the waiting list did not ultimately become subscribers.

Competition

     Band B Competition

     The General Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. The Federal Government has granted ten licenses to private companies (each a "Band B Service Provider") to provide cellular telecommunications service within particular regions of Brazil on a frequency range referred to as "Band B." The frequency range used by the cellular service providers that were spun off from the Telebras System, including the Company (each a "Band A Service Provider") is referred to as "Band A." Each Band B license covers a geographic region which generally corresponds to a Cellular Region. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

     A license to provide cellular telecommunications services in the Region on Band B has been granted to a consortium (ATL - Algar Telecom Leste) ("ATL") whose members include (i) the Brazilian industrial group (and owner of Companhia de Telecomunicacoes do Brasil Central S.A. - "CTBC Telecom"), Grupo Algar, (ii) Korea Mobile Telecom and (iii) the Brazilian construction company, Queiroz Galvao. The rights and obligations of the consortium under its concessions are substantially the same as the Company's rights and obligations under its Concessions. The consortium paid R$1.5 billion (approximately US $1.3 billion) for the license and began providing cellular telecommunications services in the Rio de Janeiro metropolitan area and other areas on an experimental basis in December 1999.

     In December 1998, ATL began to sell cellular telephones in the Rio de Janeiro metropolitan area as part of a kit, known as a Fast Fone, which includes a TDMA cellular telephone and a prepaid calling card with a credit of R$50.00. This system allows customers to begin with the prepayment plan, and switch to a different plan by filling out a form requesting the change and forwarding it to ATL. In March ATL began expanding its coverage area. The Company's management believes that ATL will utilize TDMA digital technology for its entire system and will sell telephones through various channels. Assuming the use of such technology, the Company's current subscribers will not be able to use their current telephones if they switch their service to ATL.

     Other Competition

     The Company also competes with fixed-line telephone service providers. Certain of the Company's existing and potential subscribers might shift to fixed-line service providers to take advantage of the lower prices for telecommunications services offered by fixed-line providers if the quality of the services provided was improved. Quality of service concerns associated with the fixed-line service provider include installation delays, service interruptions and service availability. However, the quality of service of fixed-line providers could improve, if competitors make significant investments in the fixed-line telephone network in the Region.

     However, the Company's management does not believe fixed-line service providers present significant competition for the provision of telecommunications services, as a majority of the Company's current subscribers have fixed lines. The primary fixed-line service providers in the Region are Telecomunicacoes do Espirito Santo S.A. - Telest and Telecomunicacoes do Rio de Janeiro S.A. - Telerj, which are controlled by Tele Norte Leste Participacoes S.A. The second company to obtain a concession to provide fixed-line telecommunications service in the Region is Canbra Telefonica S.A. (a consortium comprised of Bell Canada International, Wireless Local Looping L.P., Qualcomm Incorporated, SLI Wireless and Taquari Participacoes S.A.). Canbra Telefonica S.A. is expected to begin providing fixed-line telecommunications service in the Region by the end of 1999.

     The Company also competes with certain other wireless telecommunications services, such as mobile radio, paging and beeper services, which are used by some in the Region as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than cellular telecommunications services. With the increase in competition in the sector, the consequent increase in wireless telecommunications services offered and a decrease in prices for cellular telecommunications services, those other wireless telecommunications services are losing their market share.

     Technological advances in the telecommunications field, such as Personal Communications Services ("PCS"), may in the future introduce additional competition for cellular service providers. PCS services, which are similar to digital cellular telecommunications services, require a concession from the Federal Government. The Federal Government has indicated that it does not intend to issue concessions to provide PCS services until 2001. Satellite services, which provide nationwide coverage, are available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. The Company does not plan to offer mobile satellite services (other than pursuant to a roaming arrangement with a satellite service provider) or PCS services, although it may consider doing so in the future.

     There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Any adverse effects on the Company's results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the identity of the competitors, their business strategies and capabilities, prevailing market conditions at the time, the regulations applicable to new entrants and the Company and the effectiveness of the Company's efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than those of the Company.

Operating Agreements

     Interconnection Agreements

     The Company has entered into interconnection agreements with Embratel and each of the Predecessor Companies. The terms of these interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted, and the costs and fees of interconnection. In addition, network usage charges are assessed based on the terms of these agreements. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Interconnection."

     Roaming Agreements

     Agreements for automatic roaming have been entered into with all the other Band A Service Providers and all the Band B Service Providers. These roaming agreements permit the Company's subscribers to use their cellular telephones on the networks of other cellular service providers while traveling or "roaming" outside the Region. Conversely, the Company is required to provide cellular telecommunications service to subscribers of those cellular service providers from outside the Region when those subscribers are within the Region. The agreements require the Company and the other cellular service providers to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The agreements have a three-year term and automatically renew for further one-year terms.

     The Company has also entered into international roaming agreements with foreign carriers that permit its subscribers to use their cellular telephones in Argentina, Uruguay and Paraguay and subscribers of those carriers to use their cellular telephones in the Region. The Company is negotiating an international roaming agreement that, if concluded, would permit its subscribers to use their cellular telephones in Portugal. The terms of these international roaming agreements vary from agreement to agreement.

Employees

     At December 31, 1998, the Company had 794 full-time employees. Approximately 32.4% of the Company's employees were employed in technical or operational positions, 31.9% in sales and marketing, 18.5% in finance and administrative support and 17.2% in customer service. Approximately 33.9% of all employees are members of state labor unions associated with either the Federacao Nacional dos Trabalhadores em Telecomunicacoes - Fenattel ("Fenattel") or the Federacao Interestadual dos Trabalhadores em Telecomunicacoes - Fittel ("Fittel"). Each Subsidiary negotiates a new collective labor agreement every two years with each local union. The collective agreements now in force expire in November 2000.

     The Company's management considers the relations of the Company with its work force to be satisfactory. Neither the Company nor any Predecessor Company has experienced a work stoppage that had a material effect on its operations.

     The Company participates in a pension fund, Fundacao Telebras de Seguridade Social - Sistel ("Sistel"), the purpose of which is to supplement government-provided retirement benefits. The Company makes monthly contributions to Sistel currently equal to 13.5% of the salary of each employee who is a Sistel member. Each employee member also makes a monthly contribution to Sistel based on age and salary. Members of Sistel qualify for full pension benefits after reaching age 57, provided they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from the Company, and its assets and liabilities are fully segregated from those of the Company. Employees of the Company at the time of the privatization had the right to maintain their rights and benefits in Sistel. Since December 1998, new employees have not been allowed to join Sistel. However, the Company, is developing a new plan for its employees and has been making provisions for payments to the plan ultimately chosen.

     Sistel is a multiemployer defined benefit plan that covers the former employees of the Telebras System, and the Company is contingently liable for all of the unfunded obligations of the plan. See Note 24 to the Consolidated Financial Statements. The Company believes that Sistel may be replaced by one or more separate plans, but there can be no assurances as to when this will occur or what the consequences will be for the Company or its employees.

Research and Development

     In connection with the Breakup, the Company was required to enter into a three-year contract in May 1998 with the Centro de Pesquisa e Desenvolvimento da Telebras (the "Center") the research and development center formerly operated by Telebras and now administered as a private foundation. The Company's aggregate expenditures on research and development, including its contribution to the Center were R$2.7 million, R$3.1 million and R$2.3 million for 1996, 1997 and 1998, respectively.

     Since the Breakup, the Center has continued to develop telecommunications technology as a private, independently administered nonprofit foundation financed with resources from the public and private sector. In connection with the Breakup, the Company was required to enter into a three-year contract in May 1998 with the Center under which the Company is obligated to contribute a maximum of R$2.4 million to the Center during the three years ending May 2001. The Company does not conduct any independent research and primarily depends upon the manufacturers of telecommunications products for the development of new hardware. During the effectiveness of its agreement with the Center, the Company has access to telecommunications software developed by the Center and other technological services provided by the Center, such as equipment testing and consulting and training services. The Center may also provide services to third parties such as Band B Service Providers on a fee-for-service basis. In addition, the Company utilizes the research and development centers of Grupo Telefonica, making use of software and related items. At present the Company does not intend to carry out its own independent research. The Company depends upon the manufacturers of telecommunications products for the development of new hardware.

Capital Expenditures

     Prior to privatization, the Company's capital expenditures were planned and allocated on a system-wide basis and subject to approval by the Federal Government. These constraints on capital expenditures prevented the Company from making certain investments that otherwise would have been made to improve cellular telecommunications service in the Region. Since the privatization of Telebras, these restrictions have not applied. The Company is now permitted to determine its own capital expenditure budget, subject to compliance with certain obligations to expand service under the Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

     The Company's capital expenditure priorities include increasing network capacity and coverage and improving the overall quality of its network. The Company has budgeted of R$377 million in 1999 capital expenditures, approximately R$325 million in the State of Rio de Janeiro and approximately R$52 million in the State of Espirito Santo. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The following table sets forth the Company's capital expenditures for each year in the three-year period ended December 31, 1998.

                                             Year ended December 31,
                                             -----------------------
                                        1996          1997          1998
                                        ----          ----          ----
                                             (thousands of reais)(1)
Automatic switching equipment.........  90,756        47,820     82,764
Other equipment....................... 294,609       155,232     82,065
Real estate...........................  15,789         8,139      4,698
Other assets..........................  66,463        35,201      14,594
                                      --------      --------    --------
     Total capital expenditures....... 467,617       246,392     184,121
                                       =======       =======     =======

--------------
(1) 1996 and 1997 information is presented in constant reais of December 31, 1997 purchasing power. 1998 information is presented in nominal reais. See
     Note 2(c) to the Consolidated Financial Statements.

Regulation of the Brazilian Telecommunications Industry

     General

     The Company's business, including the services it provides and the rates it charges, is subject to comprehensive regulation under the General Telecommunications Law, a new comprehensive regulatory framework for the provision of telecommunications services enacted by Anatel in July 1997 and various administrative enactments thereunder. Each of the Subsidiaries operates under a Concession that authorizes it to provide specified services and sets forth certain obligations (the "List of Obligations").

     Anatel is the regulatory agency for telecommunications under the October 1997 Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Anatel is administratively independent and financially autonomous. Anatel maintains a close relationship with the Ministry of Communications and is required to report on its activities to the Ministry of Communications. It has authority to propose and issue regulations that are legally binding on telecommunications service providers. Any such proposed regulation is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts, as may any other action taken by Anatel.

     Concessions and Licenses

     Concessions and licenses to provide telecommunications services are granted under the public regime or the private regime. The Concessions are granted under the private regime and the Subsidiaries are subject to requirements imposed by Anatel in the List of Obligations.

     Pursuant to the Lei Minima (the "Minimum Law") and the General Telecommunications Law, the Band A and Band B Service Providers have been granted concessions. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a cellular service provider wishes to offer any telecommunications service other than the cellular telecommunications service authorized by its concession, it may apply to Anatel for a license to offer such other services.

     Each concession has been granted for an initial period of 15 years, and may be renewed at the discretion of Anatel for further periods of 15 years if the list of obligations has been met. The Concession to provide cellular telecommunications services in the States of Rio de Janeiro and Espirito Santo expires in November 2005 and November 2008, respectively.

     Currently, there is a limit on the number of cellular service providers that may provide cellular telecommunications services in the Region, one
Band A Service Provider and one Band B Service Provider. Under the Concessions, Anatel may not authorize additional providers of cellular telecommunications services until December 31, 1999.

     Licenses may be granted to any company wishing to offer any other telecommunications services in the private regime (including any services currently offered solely by public regime companies) except cellular telecommunications services. The Company has not been granted any licenses as of the date of this Annual Report.

     Obligations of Telecommunications Companies

     General. As described below, the Company is subject to certain requirements relating to quality of service, network expansion and interconnection. Anatel does not currently require network operators to unbundle network elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may require unbundling in the future. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements which may be purchased separately by a party requesting interconnection.

     Quality of service and network expansion. The Company, like other cellular service providers, is subject to obligations set forth in the List of Obligations concerning quality of service and network expansion and modernization. Failure to meet these obligations may result in fines and penalties of up to 0.05% of annual net operating revenues per day until the Company complies with the obligations as well as potential revocation of the Concessions.

     The following two tables set forth the Company's certain obligations as provided in the List of Obligations at the times indicated, and the Company's performance with regard to each category of obligation at December 31, 1998. While there can be no assurances, the Company expects to be in compliance with the List of Obligations at all times.


                         Telerj Celular Status    Minimum Coverage Required
                            at December 31,              by November 4,
                                  1998        1998       1999    2000  2001 2002
                                  ----        ----       ----    ----  ---- ----
  Number of cities in which
    service is offered with
    populations of:(1)
   30,000 to 50,000...........    9            --        --      --     --   10
   50,000 to 75,000...........   13            --        --      --     15  --
   75,000 to 100,000..........    1            --        --       1     --  --
   100,000 to 200,000.........   11            --        13      --     --  --
   Over 200,000 or state
     capitals.................    9             9        --      --     --  --
  Maximum average installation
    waiting time (2)..........    0           180       120      30     15   5

-----------

(1) For services to be deemed to be offered in any city, service must be available to at least 30% of the population.

(2) Number of days between request for service and connection in areas with cellular telecommunications service.


                                Telest Celular Status  Minimum Coverage Required
                                   at December 31,             by November 4,
                                    1998     1998     1999  2000   2001  2002
                                    ----     ----     ----  ----   ----  ----
  Number of cities in which
    service is offered with
    populations of:(1)
   30,000 to 50,000...........      4        --        --    --      --    4
   50,000 to 75,000...........      5        --        --    --       5   --
   75,000 to 100,000..........      2        --        --     2      --   --
   100,000 to 200,000.........      5        --         5    --      --   --
   Over 200,000 or state
     capitals.................      1         1        --    --      --   --
  Maximum average installation
    waiting time (2)..........      0       180       120    30      15    5


-------------------
(1) For services to be deemed to be offered in any city, service must be available to at least 30% of the population.
(2) Number of days between request for service and connection in areas with cellular telecommunications service.



                                  Telerj Celular  Telest Celular Maximum/Minimum
                                     Status at     Status at        Required
                                     ---------     ---------        --------

Minimum average level of system
    availability (1).................... 99.7%      99.9%             98%
Maximum network drop rate (2)...........  0.3%       1.4%              3%
Maximum "all circuits busy" rate (3).... 16.5%       1.5%              5%
Maximum interconnection drop rate (4)...  0.0%       0.0%              3%
Minimum average system availability on
    first call attempt.................. 83.5%      98.5%             90%
Maximum number of customer complaints
    per month (per 100 subscribers).....  3          3.2               4

--------------
(1) Percentage of time system is operational and available for call origination, transport and completion.
(2) Rate of failed call completion due to signal loss between radio base station and switching centers.
(3) Rate at which system rejects attempted calls during peak period because no circuits are available.
(4)  Rate at which interconnected calls fail to complete during peak periods.

     Interconnection. All telecommunications service providers are required to provide interconnection upon request to any party that provides public telecommunications services. The terms and conditions of interconnection are to be freely negotiated between parties, subject to a price cap established by Anatel. If a company offers any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis.

     Anatel has stated that for the time being it does not expect to require network operators to permit co-location of equipment. Co-location means that a network operator permits another party to place its switching equipment in or near the local exchange of the network operator and to connect to the network at this location. Co-location is currently a matter for negotiation between interested parties.

     Rate Regulation

     The Concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a basket of services. The basket includes the services in the Basic Service Plan, including monthly subscription fees, VC1 charges, VC2 charges, VC3 charges, DSL1 charges, DSL2 charges, and AD charges, as well as interconnection charges, including network usage fees and charges to provide a physical connection to the network.

     The initial price cap agreed upon by Anatel and the Company in the Concessions is based on previously existing tariffs, which were developed based on the fully-allocated costs of the Company. The initial price cap is adjusted on an annual basis under a formula set forth in the Concessions. The price cap is adjusted to reflect the rate of inflation as measured by the Indice Geral de Precos - Disponibilidade Interna ("IGP-DI"), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization.

     The weighted average tariff for the entire basket of services may not exceed the price cap, but the tariffs for individual services within the basket may be increased. The Company may increase the tariff for any individual service by up to 20%, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff does not exceed the price cap.

     Other telecommunications companies wishing to interconnect with and use the Company's network must pay certain fees, primarily a network usage fee. The network usage fee is a flat fee charged per minute of use, which represents an average charge for a basket of network elements and services. The network usage fee charged by Band A Service Providers is subject to a price cap set by Anatel. The price cap for the network usage fee varies from company to company based on the underlying cost characteristics of each company's network. For a breakdown of the Company's past network usage charges, see "--Rates--Network Usage Charges."

Brazilian Political Environment

         The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover in the Federal Government at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies.

         Fernando Henrique Cardoso, who was Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "Real Plan"), was elected President of Brazil in October 1994 and, in October 1998, was reelected for an additional four-year term, which began in January 1999. President Cardoso is the leader of a coalition of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic Party, holds the second largest number of seats in the coalition.

         1999 to date has been marked by difficult relations between the Federal Government and certain state governments. In the 1998 elections for state governors, candidates from parties allied with the President's coalition prevailed in 21 of 27 states, including the State of Sao Paulo. Opposition candidates won in six states, including the States of Rio de Janeiro, Minas Gerais and Rio Grande do Sul. In January 1999, the new Governor of the State of Minas Gerais announced that his state would suspend payments on its debt to the Federal Government for 90 days. The Governor of the State of Rio Grande do Sul subsequently obtained a court order permitting his state to make its debt payments into an escrow account, pending resolution of a request of seven states to renegotiate refinancing agreements they had reached with the Federal Government in 1997. The Federal Government has responded by seeking to withhold constitutionally-mandated transfers to the State of Minas Gerais. The Federal Government has notified certain international financial institutions that it will no longer guarantee those states' obligations to those institutions, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul.

         In February 1999, certain state governors pressed for a renegotiation of their states' refinancing agreements with the Federal Government. The President offered instead to make loans to the states to cover the costs of layoffs and pension reform and promised to review a law exempting exports from state taxes. The Federal Government has initiated negotiations with the World Bank to secure funding for such loans. The Federal Government is also proposing to refinance certain debt of Brazil's municipalities for a period of 30 years at a rate equivalent to 9% above the rate of inflation, in return for which the municipalities are to be required to cut costs sharply and adopt strict fiscal guidelines.

         Conflicts between the Federal Government and state governments could complicate the passage of the government's fiscal reform package and longer-term fiscal measures, including a reform of the tax system, and Brazil's ability to meet the agreed targets under the country's agreements with the International Monetary Fund (the "IMF"). See "--Brazilian Economic Environment."

Brazilian Economic Environment

     The Company's business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and
(iii) exchange rates between Brazilian and foreign currencies.

     For many years before the introduction of the Real Plan in late 1993, the Brazilian economy was extremely volatile. The Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, noninflationary growth. Changes in monetary, credit, tariff and other policies were frequent and occasionally drastic. In particular, actions to control inflation, interest rates or consumption included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not infrequently had a material adverse effect on the Company's business, operations, financial condition and results of operations.

     The Federal Government introduced the Real Plan in December 1993. The Real Plan is an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government-owned entities and introducing a new currency. The real was introduced as Brazil's currency on July 1, 1994, initially with an exchange rate of R$1.00 to US$1.00. The real appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.2087 to US$1.00 at December 31, 1998. Notwithstanding the success of the Real Plan in lowering inflation and stabilizing the Brazilian economy, the Real Plan has also led to economic slowdown, and a rise in unemployment in most regions and sectors of the economy.

     The Asian financial crisis in 1998 and the ripple effects of that crisis presented a serious challenge for Brazil. After reaching a historical high of US$74.7 billion at April 30, 1998, Brazil's international reserves declined to US$42.4 billion at October 31.

     In November 1998, in response to continuing pressure on the real and the rapid decline in the country's dollar reserves, Brazil negotiated a US$41.5 billion loan package arranged by the IMF. Acceptance of the IMF package committed Brazil to implement a combination of spending cuts and tax increases. Brazil received the first installment of approximately US$9.4 billion in two disbursements. Brazil's level of international reserves stabilized following the announcement of the support package, reaching US$44.6 billion at December 31, 1998. At year-end 1998, the Commercial Market Rate stood at R$1.2087 to US$1.00.

         After some initial progress in implementing a Fiscal Stabilization Program announced in late 1998, the Federal Government encountered difficulties in implementing the program in Congress. See "--Brazilian Political Environment." The Central Bank of Brazil (the "Central Bank") attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. Both the level of international reserves and the value of the real continued to decline. At January 31, Brazil's international reserves stood at US$36.1 billion and the Commercial Market Rate stood at R$1.9832 to US$1.00.

     In the following weeks, the Federal Government had a series of legislative successes with its efforts to implement the expense reduction and revenue enhancement measures under its Fiscal Stabilization Program. Brazil also began negotiations with the IMF on adjustments to the previously-agreed 1999-2001 economic program, and agreement was reached in March on new economic targets. Brazil received a second payment, of approximately US$4.9 billion, from the IMF, followed by an additional US$4.9 billion in bilateral loans under the IMF-led support package. Subsequent disbursements will depend on Brazil's ability to meet the agreed primary surplus targets and on Brazil's progress in implementing fiscal reforms. There can be no assurance that Brazil will be able to meet the primary surplus targets under its agreement with the IMF and, accordingly, that the full amount under the IMF-led support package will be available to Brazil.

     After giving effect to the inflows from the IMF-led support package, Brazil's international reserves stood at US$38.9 billion on April 8, 1999. The Commercial Market Rate stood at R$1.72 to US$1.00. on March 31, 1999.

     As a result of the foregoing events, GDP dropped 1.64% during the fourth quarter of 1998, reflecting declines of 6.45%, 2.45% and 0.65% in the agricultural, industrial and services sectors, respectively. GDP declined by 0.15% in the full year 1998, compared with 3.47% growth during the preceding year. Brazil's current account deficit continued to grow in 1998, reaching US$35.2 billion for 1998, compared with a US$33.4 billion deficit for the preceding year. At the end of the first quarter of 1999, the current account deficit stood at US$3.5 billion, the result of a US$535 million trade deficit and US$3.4 billion in debt service during that quarter. Foreign direct investment inflows increased 52.6% in 1998, totaling US$26.1 billion. Of that amount, 23.4%, or US$6.1 billion, resulted from foreign participation in the national privatization program. In the first two months of 1999, foreign direct investment inflows totaled US$5.7 billion, bringing such investment to US$29.7 billion in the twelve months ended February 28, 1999.

Developments in Other Emerging Market Countries

     The Brazilian securities markets are influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, developments in one country can have an effect on investors' perceptions of the risks of investing in the securities of issuers in other countries, including Brazil. During 1998 and 1999, the international financial markets have experienced significant volatility, with significant adverse effects on demand for and prices of securities of issuers in virtually all emerging markets, including Brazil.

     The current volatility in the securities markets in Latin American and other emerging market countries has been attributed, at least in part, to the effects of the Asian and the Russian economic crises of 1997-98. For example, the crisis in Asia in the fourth quarter of 1997 provoked a significant financial crisis in Brazil. In August 1998, following the devaluation of the Russian ruble, Brazil again experienced substantial capital outflows and significant declines in its stock markets. See "--Brazilian Economic Environment."

     There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the prices of the Company's securities.

Inflation and Devaluation

     Brazil experienced extremely high and generally unpredictable rates of inflation and of devaluation of Brazilian currency for many years until the implementation of the Real Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. See "--Brazilian Economic Environment."

     The following table sets forth the rate of Brazilian inflation, as measured by the Indice Geral de Precos - Mercado (the General Price Index - Market or "IGP-M"), and the devaluation of the Brazilian currency against the U.S. dollar during the periods indicated.

                                                     Year ended December 31,
                                              1996          1997          1998
                                              ----          ----          ----
                                                         (percentages)
Inflation (IGP-M)............................ 9.2            7.7            1.8
Devaluation (Brazilian currency vs. US$)..... 6.9            7.4            8.3

     Under the Real Plan, the rate of Brazilian inflation has decreased considerably since July 1994. The exchange rate between the real and the U.S. dollar remained relatively stable from mid-1994 to year-end 1998, but extreme volatility has returned in 1999. See "--Brazilian Economic Environment." During the first quarter of 1999, inflation, as measured by the IGP-M, amounted to 7.4% and the devaluation of the real against the U.S. dollar was 42%.

     Inflation and devaluation have potentially adverse consequences for the Company's business, prospects, financial condition and results of operations. These factors introduce distortions into the Company's financial statements and make period-to-period comparisons difficult and unreliable. Differences between the relative rate of Brazilian inflation as compared to the rates of Brazil's trading partners, on the one hand, and the rate of currency devaluation, on the other, can cause balance sheet losses for the Company on its foreign currency-denominated liabilities. Inflation places pressure on the Company's rates and may invite Federal Government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

     There can be no assurance that Brazilian inflation will remain at modest rates or, if there is an increase in inflation, that the Company's business, prospects, financial condition and results of operations will not be adversely affected.

Item 2.    Description of Property

     The Company's headquarters are in Sao Paulo.

     The principal physical properties of the Company consist of transmission equipment, switching equipment and base stations. The Company leases the sites where its cellular telecommunications network equipment is installed. At December 31, 1998, the Company had 14 cellular switches, 13 in Rio de Janeiro and one in Espirito Santo, and 920 cell sites, 846 in Rio de Janeiro and 74 in Espirito Santo. Most of these leases do not expire prior to 2002. In addition, the Company leases 18 retail stores throughout the Region.

Item 3.    Legal Proceedings

Litigation Related to the Breakup of Telebras

     The Breakup of Telebras was subject to numerous lawsuits in which the plaintiffs sought, and in certain cases obtained, preliminary injunctions against the Breakup on constitutional and pother grounds. All of these preliminary injunctions were subsequently quashed, but appeals are still pending in a number of cases. It is theoretically possible under Brazilian law for a court to require that the Breakup be unwound. The Company's management believes, however, that the likelihood of an unfavorable outcome in any of these suits remaining is remote.

Litigation Arising Out of Events Prior to the Breakup

     Telebras and the Predecessor Companies, the legal predecessors of the Holding Company, and the Subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies relating to events prior to the Breakup. Liability for claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Subsidiaries remains with the Predecessor Companies, except for labor and tax claims (for which the Predecessor Companies and the Subsidiaries are jointly and severally liable, as the case may be, by operation of law) and those liabilities with respect to which the Predecessor Companies had made specific accounting provisions prior to the Breakup, assigning them to the Subsidiaries. Any claims against the Predecessor Companies which are not satisfied by the Predecessor Companies could result in claims against the Subsidiaries to the extent that the Subsidiaries have received assets which might have been used to settle those claims had they not been spun off from the Predecessor Companies. However, under the shareholders' resolution pursuant to which the spin-off was effected, the Subsidiaries have contribution rights against the Predecessor Companies with respect to the entire amount of any payments made by the Subsidiaries in connection with any labor or tax claims brought against the Subsidiaries and relating to acts committed by the Predecessor Companies prior to the effective date of the spin-off.

     The Company's management believes that the chances that claims of this kind will materialize and have a material adverse financial effect on the Company are remote.

Litigation Related to the Application of the ICMS

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS effective July 1, 1998 to certain services, including cellular activation charges. The agreement also provides that the ICMS may be applied retroactively to activation services rendered during the five years preceding June 30, 1998.

     The Company's management believes that the attempt by the state governments to extend the scope of the ICMS to services that are supplementary to basic telecommunications services, such as cellular activation, is unlawful because
(i) the state governments acted beyond the scope of their authority, (ii) their interpretation would subject certain services that are not telecommunications services to taxation and (iii) new taxes may not be applied retroactively.

     Each of the Subsidiaries has filed suit with the Treasury Court of the state in which it is located seeking injunctive relief from retroactive and prospective application of the ICMS to cellular activation charges and has obtained a temporary injunction relieving it from the payment during the pendency of the suits. Nonetheless, the tax authorities of the states where the lawsuits are pending may appeal those decisions. There can be no assurance that the Subsidiaries will ultimately prevail in any appeal relating to the temporary injunctions or in the underlying litigation with respect to application of the ICMS to cellular activation.

     The Company has not made provision for the application of the ICMS on cellular activation. Five-year retroactive application of the ICMS to cellular activation, if borne by the Company, would have a material adverse impact on the financial condition and results of operations of the Company. However, the Company's management does not believe that the retroactive application is probable. Moreover, the Company's management believes that the Predecessor Companies would be liable to the Subsidiaries for any tax liability arising from the retroactive application. The Company's management does not believe that application of the ICMS cellular activation, applied on a prospective basis, would have a material impact on the Company's financial condition or results of operations. Application of the ICMS to cellular activation for the full year ended December 31, 1998, would have a maximum negative impact estimated at R$18.0 million on results of operations for 1998.

Item 4.    Control of Registrant

     References in this Annual Report to "Preferred Shares" and "Common Shares" are to the preferred shares and common shares, respectively, of the Holding Company. References to "American Depositary Shares" or "ADSs" are to American Depositary Shares, each representing 5,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts ("ADRs").

     Of the Holding Company's two classes of capital stock outstanding, only the Common Shares have full voting rights; the Preferred Shares have voting rights under limited circumstances. The Telefonica Consortium owns 51.8% of the Common Shares; accordingly, the Telefonica Consortium has the ability to control the election of the Holding Company's Board of Directors and the direction and future operations of the Company.

     The following table sets forth information concerning the ownership of Common Shares by each member of the Telefonica Consortium at November 30, 1998. The Company is not aware of any other shareholder owning more than 10.0% of the Common Shares.

                                                              Percentage of
                                       Number of Common        outstanding
Name of owner                            Shares owned         Common Shares
-------------                            ------------         -------------
Telefonica Internacional S.A. ......... 53,134,249,678            42.72
Iberdrola..............................  4,508,360,579             3.62
Itochu.................................  2,254,180,289             1.81
NTT....................................  4,508,360,579             3.62

     As a group, the Holding Company's officers and directors held less than 0.1% of the common shares outstanding.

     The following is a brief description of the members of the Telefonica Consortium.

     Telefonica Internacional S.A. is a subsidiary of Telefonica de Espana S.A. ("Telefonica"). Telefonica is dedicated to the telecommunications sector, with activities in Spain and Portugal and in the Americas. Telefonica provides a comprehensive range of telecommunications services, including fixed, mobile and public telephone services to the residential and business markets, as well as international calls, data transmission and infrastructure services. Its shares are listed on the Madrid Stock Exchange and on the New York Stock Exchange. Telefonica is also a participant in the consortia that acquired control of four other New Holding Companies: Tele Leste Celular Participacoes S.A., Telesp Celular Participacoes S.A., Telesp Participacoes S.A. and Companhia Riograndense de Telecomunicacoes.

     Iberdrola Investimentos Sociedade Unipessoal Ltda. is an electric power company whose major activity is the generation, transportation, distribution and marketing of electricity. Iberdrola is also engaged in sectors such as new energy, engineering, consultancy, telecommunications, information systems, real estate, and value added services to customers. In Spain, it provides electricity to its more than eight million customers, which represents 40% of the peninsular domestic market. Iberdrola has interests in companies in Argentina, Bolivia, Brazil, Colombia, Chile and Guatemala that supply electricity, gas and telecommunications to over ten million customers in those countries. Iberdrola is also a participant in the consortia that acquired control of two other New Holding Companies: Tele Leste Celular Participacoes S.A. and Telesp Participacoes S.A.

     NTT Mobile Communications Network, Inc. is a company fully dedicated to telecommunications. NTT performs the following activities: (i) infrastructure building and maintenance, (ii) development, maintenance, sale and leasing of mobile telephone-related products and services, (iii) development, production and sale of software related to mobile communication activities, (iv) sale of communication equipment, and (v) research and consultancy related to telecommunications.

     Itochu Corporation is a Japanese company with a wide range of activities, which include the production of raw material such as organic and synthetic fibers, mining, food and beverages (alcoholic and non-alcoholic), fertilizers and animal feed, wood, raw material for ceramic production and construction materials, pulp and paper, rubber, leather and its derivatives, petroleum and its derivatives, pharmaceutical and veterinary products, chemical products (agrochemical and others), land and maritime transportation, forestry, construction and generation and distribution of electrical power.

Item 5.    Nature of Trading Market

     The principal trading market for the Preferred Shares is the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"). The Preferred Shares are also traded on the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges. At December 31, 1998, the Holding Company had approximately 2.5 million common and preferred shareholders.

     The Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for Preferred Shares of the Holding Company on the Sao Paulo Stock Exchange for the periods indicated.

                                                     Nominal reais per
                                                   1,000 Preferred Shares
                                                   ----------------------
                                                     High          Low
                                                     ----          ---
Third quarter 1998
(beginning September 21, 1998)....................    4.39         3.30
Fourth quarter 1998................................   7.42         2.90

     In the United States, the Preferred Shares trade in the form of ADSs, each representing 5,000 Preferred Shares, issued by The Bank of New York, as depositary (the "Depositary") pursuant to a Deposit Agreement (the "Deposit Agreement") among the Holding Company, the Depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TSD. At December 31, 1998, there were approximately 240 holders of record of ADSs. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

                                                   U.S. dollars per ADS
                                                   --------------------
                                                     High          Low
                                                     ----          ---
Fourth quarter 1998
(beginning November 16, 1998) ...................  29 15/16       17 5/8

     The common shares and preferred shares of Telerj Celular have traded on the Sao Paulo and Rio de Janeiro Stock Exchanges since May 18, 1998.

Trading on the Brazilian Stock Exchanges

     Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant. During 1998, the Sao Paulo Stock Exchange accounted for approximately 93% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

     Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have two open outcry trading sessions each day, from 10:30 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:30 p.m., though the Rio de Janeiro Stock Exchange has recently announced plans to convert its operations to electronic trading. Trading is also conducted from 10:00 a.m. to 6:00 p.m. on an automated system on the Sao Paulo Stock Exchange and on the National Electronic Trading System ("SENN"), a computerized system that links the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. There are no specialists or market makers for the Holding Company's shares on the Sao Paulo Stock Exchange. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao e Custodia S.A. - CBLC, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange. The clearinghouse for the Rio de Janeiro Stock Exchange is CLC - Camara de Liquidacao e Custodia S.A., which is 99% owned by that exchange.

     At December 31, 1998, the aggregate market capitalization of the 527 companies listed on the Sao Paulo Stock Exchange was approximately R$194.4 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 1998, the combined daily trading volumes on the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange averaged approximately R$805.5 million. In 1998, the five most actively traded issues represented approximately 61.5% of the total trading in the cash market on the Sao Paulo Stock Exchange and approximately 67.2% of the total trading in the cash market on the Rio de Janeiro Stock Exchange.

     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM"), which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended (the "Brazilian Securities Law") and Law No. 6,404, as amended (the "Brazilian Corporation Law").

     Under the Brazilian Corporation Law, a company is either public, a companhia aberta, such as the Holding Company, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

     Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

     The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Item 6.    Exchange Controls and Other Limitations Affecting Security Holders

     There are no restrictions on ownership of Preferred Shares or Common Shares of the Holding Company by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of such payments or the Preferred Shares underlying the ADSs.

     Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended (the "Annex IV Regulations"), qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations." Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program had been approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations."

     A Certificate of Registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under the Annex IV Regulations or obtains its own Certificate of Registration. A holder that obtains a Certificate of Registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation--Brazilian Tax Considerations."

     Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil's balance of payments increased during 1998, and there can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

Item 7.    Taxation

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a "non-Brazilian holder"). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

     Taxation of Dividends

     Dividends paid by the Holding Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless the stock is subsequently redeemed by the Holding Company, or the non-Brazilian holder sells the stock in Brazil, within five years after the distribution.

     The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

     Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. Neither the deposit of Preferred Shares in exchange for ADSs nor the withdrawal of Preferred Shares upon cancellation of ADSs is subject to Brazilian tax.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on dispositions of Preferred Shares outside Brazil to other non-Brazilian holders.

     Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 10% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation. Gains on the sale or exchange of duly-registered investments under the Annex IV Regulations are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange. Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 10%. Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%. Brazil's tax treaties do not grant relief from taxes on gains realized on sales or exchanges of Preferred Shares.

     Any gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

     Gain is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation; the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

     There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under the Annex IV Regulations will be maintained.

     Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Preferred Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

     Distributions of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on the capital of the Holding Company as an alternative form of making dividend distributions. The rate of interest may not be higher than the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank from time to time (13.48% per annum for the three month period starting April 1999). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company's board of directors.

     Distributions of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, are deductible by the Holding Company for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to persons situated in jurisdictions deemed to be tax havens (i.e., countries that either have no income tax or in which the income tax rate is less than 20%), which are subject to tax at a 25% rate.

     No assurance can be given that the Board of Directors of the Holding Company will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends the Holding Company is obligated to distribute to its shareholders in accordance with its Charter and the Brazilian Corporation Law.

     Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

     A financial transaction tax (the "IOF tax") may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The rate of IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the "CPMF tax") will be imposed on distributions by the Holding Company in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax will be in effect until June 2002, unless its term is extended, and such tax will be imposed at a rate of 0.38% from June 1999 until June 2000 and at a rate of 0.30% from June 2000 until June 2002.

     Registered Capital

     Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal, or (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average Commercial Market Rates quoted by the Central Bank on such date or dates.

     A non-Brazilian holder of Preferred Shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Holding Company (taking into account shares held directly through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

     In this discussion, references to "ADSs" also refer to Preferred Shares, references to a "U.S. holder" are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

     For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

     Taxation of Dividends

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Holding Company as a dividend to the extent that such distribution is paid out of the Holding Company's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian or by the U.S. holder, in the case of a holder of Preferred Shares. To the extent that such a distribution exceeds the Holding Company's e&p, it will be treated as a nontaxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder, in the case of a holder of Preferred Shares. If the Custodian or U.S. holder, in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Holding Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Holding Company generally will not be subject to U.S. federal income tax.

     A holder of an ADS that is a foreign corporation or nonresident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

     Taxation of Capital Gains

     Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

     U.S. Backup Withholding and Information Reporting

     The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

Item 8.    Selected Financial Data

Background

     The selected financial information presented below should be read in conjunction with the Consolidated Financial Statements and the notes thereto. The Consolidated Financial Statements have been audited by Arthur Andersen S/C for 1998 and by KPMG Auditores Independentes for 1996 and 1997, and their reports on the Consolidated Financial Statements appear elsewhere in this Annual Report.

     The following paragraphs discuss some important features of the presentation of the selected financial information and the Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Brazilian GAAP and U.S. GAAP

     The Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 31 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 1998, net income for the year ended December 31, 1998, divisional equity as of December 31, 1996 and 1997 and income before interest income, unallocated interest expense and taxes for the two years ended December 31, 1996 and 1997.

     Presentation of 1998 Income Statement

     The consolidated income statement of the Company for the year ended December 31, 1998 reflects the operations of each of the Subsidiaries for the full year 1998 and the operations of the Holding Company for the period from February 28, 1998, the effective date of its establishment in the Breakup of Telebras, to December 31, 1998.

     Changes in Accounting Methodology in 1998

     For any period prior to January 1, 1998, the Consolidated Financial Statements and, unless otherwise specified, all financial information included in this Annual Report recognize certain effects of inflation and are restated in constant reais of December 31, 1997 purchasing power, all in accordance with Brazilian GAAP using the integral restatement method (correcao integral). The Company used the IGP-M inflation index for purposes of preparing its financial statements for 1996 and 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Changes in Presentation of Financial Statements in 1998." Inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense caption in the Consolidated Statements of Income. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income (expense). See Note 2(c) to the Consolidated Financial Statements.

     For 1998, the Company has not used the integral restatement method to prepare its financial statements, because the low rate of Brazilian inflation in 1998 (1.8% as measured by the IGP-M) would have made any restatement for 1998 inflation insignificant. The restated balances of nonmonetary assets and liabilities as of December 31, 1997, which reflect inflation through December 31, 1997, were used as the opening balances for 1998. The Consolidated Financial Statements as of and for the year ended December 31, 1998 are presented in nominal reais and do not recognize effects of inflation subsequent to December 31, 1997. Financial statements for prior dates and periods, which were restated in constant reais of December 31, 1997, have not been further restated.

     Accounting Consequences of the Breakup of Telebras

     The formations of the Holding Company and the Subsidiaries have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications businesses of the Predecessor Companies were transferred to the Subsidiaries, at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were also allocated to the Subsidiaries. For revenues and costs of services, separate records were maintained historically for the cellular telecommunications businesses of the Predecessor Companies, so actual amounts were allocated to the Subsidiaries. Costs other than cost of service were allocated using methodologies described in
Note 2 to the Consolidated Financial Statements. The consolidated statements of revenues and expenses and of net interdivisional cash distribution (receipt) include the historical activity related to the assets and liabilities transferred. The Consolidated Financial Statements are not necessarily indicative of what the financial condition or the revenues and expenses of the Company would have been if the cellular telecommunications businesses of the Predecessor Companies had been separate legal entities before 1998. See "Description of Business--Historical Background" and Note 2(b), to the Consolidated Financial Statements.

     Cash and certain nonspecific debt relating to the cellular telecommunications businesses of the Predecessor Companies could not be segregated from the Predecessor Companies prior to December 31, 1997, and such amounts were not reflected in the Company's statement of financial condition prior to January 1, 1998. As a result, interest income, unallocated interest expense and income tax expense were not identified or reflected in the Consolidated Financial Statements for any period prior to January 1, 1998. Because these revenues and expenses are not included in the Consolidated Financial Statements, historical income per share and dividend per share information was not included in the table below for any period prior to January 1, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for 1996, 1997 and 1998--Interest expense."

     At the May 22, 1998, Telebras shareholders' meeting, the shareholders established the shareholders' equity of each New Holding Company, and allocated to each a portion of the retained earnings of Telebras. Telebras retained sufficient retained earnings from which to pay certain dividends and other amounts. The balance of its retained earnings was allocated to each New Holding Company in proportion to the total net assets allocated to each such company. The retained earnings so allocated do not represent the historical retained earnings of the New Holding Companies. The assets which were spun-off from Telebras to the Holding Company included, in addition to its investment in the Subsidiaries, claims against the Subsidiaries that resulted in an increase of R$389.1 million compared to the Company's historical divisional equity. See Note 2(b) to the Consolidated Financial Statements. The amount of distributable retained earnings of the Holding Company includes retained earnings allocated to the Holding Company in the Breakup of Telebras.

     As of December 31, 1997 and for the years ended December 31, 1996 and 1997, the Consolidated Financial Statements present the consolidated financial condition and revenues and expenses of the cellular telecommunications businesses of the Predecessor Companies, which were spun off into the Subsidiaries effective January 1, 1998. For 1996 and 1997, "minority interests" reflects the interests of shareholders other than Telebras in the Predecessor Companies. For 1998, "minority interests" reflect the interest of shareholders other than the Holding Company in the Subsidiaries. At December 31, 1998, such minority shareholders directly and indirectly owned 29.3% and 14.8% of the share capital of Telerj Celular and Telest Celular, respectively.

                         Selected Financial Information

                                                                         Year ended December 31,
                                                                         -----------------------
                                                        1995             1996              1997              1998
                                                        ----             ----              ----              ----
                                                                        (thousands of reais) (1)
Income Statement Data:
Brazilian GAAP
Net operating revenue.............................    212,247         309,513           584,411           922,671
Cost of services..................................    (81,705)       (119,799)         (230,603)         (431,679)
                                                      -------        --------          --------          --------
Gross profit......................................    130,542         189,714           353,808           490,992
Operating expenses:
    Selling expense...............................    (10,643)        (17,713)          (28,541)         (150,689)
    General and administrative expense............    (19,643)        (30,475)          (59,318)          (61,864)
    Other net operating income (expense)..........      4,893           4,562              (213)           (7,896)
                                                      -------        --------          --------          --------
Operating income before interest..................    105,149         146,088           265,736           270,543
Allocated interest expense........................     (1,129)        (13,855)          (35,611)
                                                      -------        --------          --------
Interest expense, net.............................                                                         (9,828)
                                                                                                         --------
Operating income before interest income and
    unallocated interest expense..................    104,020         132,233           230,125
Operating income..................................                                                        260,715
Net nonoperating income...........................         --              --                --              (637)
Employees' profit share...........................        (20)            (78)             (669)           (1,123)
                                                      -------        --------          --------          --------
Income before interest income, unallocated
    interest expense, taxes and minority interests    104,000         132,155           229,456
Income before minority interests and taxes........                                                        258,955
Income and social contribution taxes............                                                          (52,951)
Income before minority interests.................     104,000         132,155           229,456           206,004
Minority interests...............................     (17,190)        (20,687)          (61,994)          (35,359)
                                                      -------       ---------         ---------         ---------
Income before interest income, unallocated
    interest expense and taxes....................     86,810         111,468           167,462
                                                      =======        ========          ========
Net income.......................................                                                         170,645
                                                                                                        =========
Earnings per thousand shares.....................                                                            0.51

U.S. GAAP
Income before interest income, unallocated
    interest expense and taxes...................                     122,380           176,390
                                                                     ========          ========
Net income.......................................                                                         165,307
                                                                                                         ========
Net income per thousand shares:
    Common shares - basic........................                                                            0.50
    Common shares - diluted......................                                                            0.50
    Preferred shares - basic.....................                                                            0.50
    Preferred shares - diluted...................                                                            0.50


--------------
(1) Information for 1996 and 1997 is presented in constant reais of December 31, 1997 purchasing power. Information for 1998 is presented in nominal reais.


                                                                             At December 31,
                                                                             ---------------
                                                        1995             1996              1997              1998
                                                        ----             ----              ----              ----
Balance Sheet Data:                                          (thousands of reais , except per-share data)(1)
Brazilian GAAP
Property, plant and equipment, net................    381,168           825,179         1,046,174        1,118,195
Total assets......................................    391,339           855,862         1,172,792        1,483,412
Loans and financing - current portion ............     15,315           285,536           313,828            9,626
Loans and financing - non current portion.........     55,277            12,252           146,171           25,178
Divisional equity.................................    294,301           334,937           460,962
Shareholders' equity..............................                                                         953,955

U.S. GAAP
Property, plant and equipment, net.............................         819,025         1,033,447        1,111,150
Total assets...................................................         851,739         1,164,265        1,484,502
Loans and financing - current portion..........................         273,531           277,001            7,764
Loans and financing - non current portion......................          12,252           143,134           25,178
Divisional equity..............................................         331,440           454,638
Shareholders' equity...........................................                                            941,602


------------
(1) Information for 1996 and 1997 is presented in constant reais of December 31, 1997 purchasing power. Information for 1998 is presented in nominal reais.

     Net operating revenue for 1994 was R$107.1 million. The Company has not presented selected financial information as of and for the year ended December 31, 1994, because the accounting records for that year were not maintained in a manner that would enable all costs, assets and liabilities to be segregated between fixed and cellular telecommunications operations. The Company's cellular telecommunications business in 1994 was in a developmental stage, with 89,886 subscribers at December 31, 1994, and has limited relevance to the Company's current operations. The Company's management accordingly believes that the omitted selected financial information as of and for the year ended December 31, 1994 would not be material to an understanding of the trends in the Company's costs in the periods presented or in future periods.

Exchange Rates

     The Holding Company will pay any cash dividends and make any other cash distributions with respect to Preferred Shares in Brazilian currency. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and distributions in Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the Preferred Shares on the Brazilian stock exchanges. Exchange rate fluctuations may also affect the Holding Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Exchange and Interest Rate Exposure." The Holding Company does not hedge its obligations under its foreign currency-denominated indebtedness.

     There are two legal exchange markets in Brazil--the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank.

     Between March 1995 and January 1999, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated, and the Central Bank intervened in the foreign exchange market from time to time. From January 20, 1998 through December 31, 1998, the band was between R$1.12 and R$1.22 per US$1.00. In early January 1999, the Central Bank attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. See "Description of Business--Brazilian Economic Environment."

     The following table sets forth the period-end, average, high and low Commercial Market Rate (through February 21, 1995) and Noon Buying Rate (from February 22, 1995), expressed in reais per U.S. dollar for the periods indicated.

                                           Average for
Period                        Period-end    Period (1)     High       Low
------                        ----------    ----------     ----       ---
1994..........................  0.8460        0.6450      1.0000     0.1186
1995..........................  0.9722        0.9228      0.9722     0.8450
1996..........................  1.0393        1.0080      1.0413     0.9733
1997..........................  1.1165        1.0805      1.1166     1.0394
1998..........................  1.2085        1.1640      1.2090     1.1160
1999 (through May 31, 1999)...  1.7340        1.8553      2.2000     1.2074

---------
(1)  Average of the rates on the last day of each month in the period. Sources:
     Central Bank through February 21, 1995; Federal Reserve Bank of New York thereafter.

     At June 18, 1999, the Commercial Market Rate was R$1.7485 to US$1.00.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Formation of the Holding Company and Presentation of Financial Information

     On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the Holding Company and the eleven other New Holding Companies. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or split-up. Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies, which, together with their respective subsidiaries, comprise (a) three regional fixed-line service providers, (b) eight regional cellular service providers and
(c) one domestic and international long-distance service provider. In the Breakup, certain assets and liabilities of Telebras, including 70.7% and 85.2% of the total share capital of Telerj Celular and Telest Celular, respectively, were transferred to the Holding Company.

     The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto, which are included elsewhere in this Annual Report. Certain important features of the presentation of the Consolidated Financial Statements are described in the introduction to "Selected Financial Data."

Effects of Changes in Presentation of Financial Statements in 1998

     There are three significant differences in presentation between the Consolidated Financial Statements of the Company for 1998 and for earlier years. Each of these differences should be taken into account in comparing financial condition and results of operations for 1998 and for prior years.

         o Fully separate operations of the Subsidiaries. The Subsidiaries were created effective January 1, 1998, by splitting up the Predecessor Companies to separate their cellular operations from their fixed-line operations. For 1998, the Consolidated Financial Statements reflect the operations of the Subsidiaries as fully independent companies.

         o For prior years, the Consolidated Financial Statements reflect the cellular operations of the Predecessor Companies. Costs were specifically identified where possible and divided accordingly between fixed and cellular operations. Where specific identification was not possible, costs were allocated between the Predecessor Companies' fixed-line and cellular operations in accordance with the methodologies set forth in Note 2(a) to the Consolidated Financial Statements. It should not be assumed that the financial condition and results of operations of the cellular operations of the Predecessor Companies would have been the same if they had been operated as independent businesses prior to 1998.

               In preparing financial statements for years prior to 1998, it was not possible to determine the amount of the Predecessor Companies' cash and nonspecific debt that should be allocated to the cellular operations, and there was no shareholders' equity specifically attributable to the cellular operations. As a result, the presentation of the Consolidated Financial Statements is different for 1996 and 1997 than for 1998. In particular, for 1996 and 1997 the statement of revenues and expenses does not include interest income or taxes and includes only the allocable portion of interest expense, and it accordingly does not present net income. See "Selected Financial Data" and Note 2(b) to the Consolidated Financial Statements.

         o Creation of the Holding Company. The Holding Company was created effective February 28, 1998 in the Breakup of Telebras. For 1998, the Consolidated Financial Statements reflect the consolidated financial condition and results of operations of the Holding Company and the Subsidiaries. For earlier dates and periods, the Consolidated Financial Statements reflect only the combined financial condition and results of operations of the cellular operations of the Predecessor Companies.

               Upon its creation, the Holding Company received, in addition to the shares of the Subsidiaries, certain assets of Telebras consisting primarily of claims against the Subsidiaries. These assets and the related liabilities of the Subsidiaries are eliminated in consolidation. As a result, the consolidated indebtedness of the Company as of December 31, 1998 is substantially lower than the combined indebtedness shown in the Consolidated Financial Statements as of December 31, 1997, while the consolidated shareholders' equity of the Company at December 31, 1998 is substantially higher than the divisional equity at December 31, 1997.

         o Cessation of integral restatement method. Through December 31, 1997, the Consolidated Financial Statements have been restated to recognize certain effects of inflation and restated in constant reais of December 31, 1997 purchasing power. The restatement was effected in accordance with Brazilian GAAP using the integral restatement method prescribed by the CVM.

               For 1998, the Company has not used the integral restatement method to prepare its financial statements, because the low rate of Brazilian inflation in 1998 (1.8% as measured by the IGP-M) would have made any restatement for 1998 inflation insignificant. Management believes that the lack of indexation of the Consolidated Financial Statements for 1998 has no material impact on the comparability of the figures for 1998 with figures for prior periods. See "Selected Financial Data" and Note 2(c) to the Consolidated Financial Statements.

Political, Economic, Regulatory and Competitive Factors

     The following discussion should be read in conjunction with the "Description of Business" section included elsewhere in this Annual Report. As set forth in greater detail below, the Company's financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See "Description of Business--Regulation of the Brazilian Telecommunications Industry." The Company's financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See "Description of Business--Brazilian Political Environment" and "--Brazilian Economic Environment." In particular, the Company's financial performance will be affected by (i) economic growth in the Region and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) the exchange rates between Brazilian and foreign currencies.

     Competitors began providing telecommunications services in the Region in competition with the Company in December 1998 and management expects that, as a result, prices for cellular telecommunications services will decline and the Company's operating margins will diminish. The scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and are beyond the Company's control. See "Description of Business--Competition."

Foreign Exchange and Interest Rate Exposure

     The principal foreign exchange risk faced by the Company arises from its U.S. dollar denominated indebtedness. At December 31, 1998, the Company had R$34.8 million of indebtedness, primarily supplier credits, all of which was denominated in U.S. dollars. The Company's revenues are earned almost entirely in reais, and the Company has no material dollar-denominated assets. The Company does not hedge its foreign currency exposure and, accordingly, any decrease in the value of the real relative to the dollar could have a material adverse effect on the Company. The Company also faces foreign exchange risk because substantially all of its capital expenditures are incurred in dollars. Devaluation of the real increases the cost in real terms of many of the Company's capital expenditures.

     The Company is exposed to interest rate risk as a consequence of its floating rate debt and limited floating rate interest earning assets. At December 31, 1998, 100% of the Company's indebtedness bore interest at floating rates. The Company has not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, should market interest rates (principally LIBOR), the Company's financing expenses will increase.

Year 2000 Compliance

     Some computer programs use two digits rather than four to identify years, which can cause them to treat references to the year 2000 as references to the year 1900. Mistakes of this kind in Company computer programs running date-sensitive applications could cause miscalculations or lead to a system failure that would disrupt the Company's operations, resulting in a temporary inability to process transactions, send invoices or engage in normal business activities. "Year 2000 compliance" refers to preparing a system to respond to problems of this nature upon the advent of the year 2000.

     The majority of the Company's computer systems were recently acquired and, according to the expectations of the Company and its outside consultants, the Company's computer systems already address the year 2000 issue. The Company is implementing its own software applications minimizing its dependence in the area of information technology on the Predecessor Companies, as well as implementing new versions of basic softwares. Furthermore, the Company is developing software that will allow the sharing of information with third parties who have not fully addressed the year 2000 issue in order to reduce or eliminate the impact of such third parties' noncompliance on the Company. The Company is reviewing and testing all of its major systems. Management expects that all of its internal systems will be year 2000 compliant by the third quarter of 1999 and that the cost of such compliance will be approximately R$0.77 million. Furthermore, the Company is also analyzing its existing systems and believes these systems are adequately prepared to face the year 2000 issue. However, the Company may be affected by year 2000 problems to the extent that other entities not affiliated with the Company are unsuccessful in achieving year 2000 compliance. Despite the preventive measures taken by the Company, no assurances can be given that the year 2000 issue will not have an adverse impact on the financial condition and results of operations of the Company. At May 31, 1999, the Company had not determined its most probable worst case scenarios in relation to the year 2000 or formulated contingency plans in respect of such scenarios.

Results of Operations for 1996, 1997 and 1998

     The following table sets forth certain components of the Company's income, as well as the percentage change of each from the prior year, for each of the years in the three-year period ended December 31, 1998.


                                                     Year ended December 31,                Percentage change
                                              -------------------------------------     ------------------------
                                                1996           1997          1998       1996-1997      1997-1998
                                              --------        --------     --------     ---------      ---------
                                                   (thousands of reais) (1)
Net operating revenue......................    309,513         584,411      922,671         88.8          57.9
Cost of services..........................    (119,799)       (230,603)    (431,679)        92.5          87.2
                                              --------        --------     --------
Gross profit .............................     189,714         353,808      490,992         86.5          38.8
Operating expenses:
    Selling expense.......................     (17,713)        (28,541)    (150,689)        61.1         428.0
    General and administrative expense....     (30,475)        (59,318)     (61,864)        94.6           4.3
    Other net operating income (expense)..       4,562            (213)      (7,896)        --             --
                                              --------        --------      -------
        Total............................      (43,626)        (88,072)    (220,449)       101.9         150.3
                                              --------        --------     --------
Operating income before interest..........     146,088         265,736      270,543         81.9           1.8
Interest expense, net (2).................     (13,855)        (35,611)      (9,828)       157.0         (72.4)
                                              --------        --------      -------
Operating income (2).....................      132,233        230,125       260,715         74.0          13.3
Net nonoperating income...................          --             --          (637)        --           --
Employees' profit share...................         (78)           (669)      (1,123)       757.7          67.9
                                              --------        --------      -------
Income before minority interests and           132,155         229,456      258,955         73.6          12.9
   taxes (2)...........................
Income and social contribution taxes......                                  (52,951)
Minority interests........................     (20,687)        (61,994)     (35,359)       199.7         (43.0)
                                              --------        --------      -------
Income before interest income,
   unallocated interest expense and taxes.     111,468         167,462      --              50.2         --
                                              ========        ========
Net income................................                                  170,645
                                                                            =======

---------------------------------------
(1) Information for 1996 and 1997 is presented in constant reais of December 31, 1997 purchasing power. Information for 1998 is presented in nominal reais. Columns may not add due to rounding.
(2) For 1996 and 1997, prior to the effective creation of the Subsidiaries on January 1, 1998, the Company did not recognize interest income or taxes and recognized only the portion of interest expense that was specifically attributable to the cellular operations of the Predecessor Companies

     Operating Revenues

     The Company generates revenue from (i) usage charges, which include measured service charges for outgoing calls and roaming and other similar charges, (ii) monthly subscription charges, (iii) interconnection charges, which are amounts charged by the Company to other cellular and fixed-line service providers for use of the Company's network, (iv) sale of handsets, which are amounts charged for the sale of cellular telephone sets, (v) activation fees, which are one-time charges paid to obtain cellular telecommunications service, and (vi) other charges, including charges for call forwarding, call waiting and call blocking. The following table sets forth certain components of the Company's operating revenues, as well as the percentage change of each from the prior year, for each of the years in the three-year period ended December 31, 1998.


                                                     Year ended December 31,                 Percentage change
                                              --------------------------------------     ------------------------
                                               1996           1997           1998        1996-1997      1997-1998
                                              -------        --------      ---------     ---------      ---------
                                                    (thousands of reais)(1)
Gross operating revenue:
   Usage charges.........................     208,632         339,234        623,744         62.6          83.9
   Monthly subscription charges..........      86,057         154,707        328,141         79.8         112.1
   Network usage charges.................      57,677         113,236        179,567         96.3          58.6
   Sale of handsets......................          --              --         89,215          --             --
   Activation fees.......................      35,198         102,004         40,277        189.8         (60.5)
   Other.................................      17,412          21,869         19,522         25.6         (10.7)
                                              -------        --------       --------
   Gross operating revenue...............     404,976         731,050      1,280,466         80.5          75.2
   Value-added and other indirect taxes..     (95,463)       (146,639)      (357,795)        53.6         144.0
                                              -------        --------       --------
Net operating revenue..................       309,513         584,411        922,671         88.8          57.9
                                              =======        ========       ========

------------------
(1) Information for 1996 and 1997 is presented in constant reais of December 31, 1997 purchasing power. Information for 1998 is presented in nominal reais. Columns may not add due to rounding.

     Net operating revenues increased by 57.9% in 1998 and 88.8% in 1997. The growth in revenues over the three-year period was driven principally by increases in the Company's subscriber base, as well as the sale of cellular telephone sets beginning in the fourth quarter of 1998. The number of subscribers at year end increased 40.8% to 772,141 subscribers in 1998 from 546,780 subscribers in 1997, which in turn represented a 146.0% increase from 222,921 subscribers in 1996. Average monthly revenues per subscriber were R$105.00 in 1998, but are expected to decrease in 1999 as subscribers migrate to less expensive plans and prepaid service.

     Usage charges. Revenues from usage charges increased 83.9% in 1998 and 62.6% in 1997. The increases in 1997 and 1998 reflected increases in outgoing traffic due to the growing subscriber base, which management expects will continue in 1999. Average traffic per subscriber was stable, but management expects it to decrease in 1999, particularly because prepaid service will represent a growing proportion of the subscriber base. In 1997, the increase in traffic was partially offset by a small reduction in Telerj Celular's average VC1 rate and a reduction in real rates due to inflation.

     Monthly subscription charges. Revenues from monthly subscription charges increased by 112.1% in 1998 and 79.8% in 1997. The increase in 1998 reflected the growth in the Company's subscriber base and a significant increase in the ICMS tax rate in the State of Rio de Janeiro from 25% to 37% and in the State of Espirito Santo from 17% to 25%. The increase in 1997 principally reflected the growth in the average number of subscribers, offset in part by a reduction in the monthly subscription charge and a reduction in real rates due to inflation.

     Network usage charges. Revenues from network usage increased 58.6% in 1998 and 96.3% in 1997. In 1997 and 1998 the increase in network usage revenues reflected an increase in the total number of subscribers and an increase in telephone usage, resulting in an increase in the volume of calls received by the Company's subscribers.

     Sale of handsets. The Company began to sell cellular telephone sets in December 1998. In 1998, the revenues from these sales were R$89.2 million. Sales of cellular telephone sets are generally priced near cost, and do not result in significant gross profits.

     Activation fees. Revenues from activation fees declined by 60.5% in 1998 and increased by 189.8% in 1997. The decline in 1998 principally reflected a decrease in the average price of activation fees from R$308 to R$80 by year-end. The decline in activation fee revenues was also due to a reduction in the number of new subscribers from 325,550 in 1997 to 223,670 in 1998. In 1999, management expects that revenues from activation fees will continue to decline as a result of increased competition and resultant changes in pricing. The increase in 1997 principally reflected an increase in the number of new subscribers, which was offset in part by a reduction in real rates due to inflation.

     Other. Revenues from other services decreased 10.7% in 1998, after increasing 25.6% in 1997. The decrease in revenues from other services in 1998 principally reflected a decrease in the number of transfers of service from one subscriber to another, a practice that is prevalent in the Rio de Janeiro metropolitan area where demand for cellular telephone service is high. The increases in 1997 reflected principally an increase in fees from the transfer and service from one subscriber to another as well as an increase in fees arising from the programming of new handsets when subscribers upgrade their equipment.

     Value-added and other indirect taxes. Value-added and other indirect taxes increased 144.0% in 1998 and 53.6% in 1997. The increases reflect increases in the Company's gross operating revenue during the period. The increase in 1998 also reflects an increase in the ICMS tax rate in the State of Rio de Janeiro from 25% to 37% and in the State of Espirito Santo from 17% to 25%. Taxes on operating revenues were 23.6% of gross operating revenues in 1996, 20.1% in 1997 and 27.9% in 1998.

     Cost of Services

     Cost of services increased 87.2% in 1998 and 92.5% in 1997. The gross profit margin (gross profit as a percentage of net revenues) was 53.2% in 1998, compared to 60.5% in 1997 and 61.3% in 1996. The decline in 1998 is principally a result of the sale of handsets near cost, which contributed approximately R$89.2 million to revenues. The following table sets forth certain components of the Company's costs of services, as well as the percentage change of each from the prior year, for each of the years in the three-year period ended December 31, 1998.


                                                   Year ended December 31,                 Percentage Change
                                            -------------------------------------      --------------------------
                                             1996           1997            1998        1996-1997      1997-1998
                                            -------       -------          ------      -----------    -----------
                                                  (thousands of reais)(1)
Cost of services:
    Depreciation and amortization......      43,284        69,066         115,626          59.6          67.4
    Materials and services.............      49,605        77,398          97,076          56.0          25.4
    Sale of handsets...................          --            --          87,076            --            --
    Fixed-line network expenses........      26,016        71,002          99,007         172.9          39.4
    Fistel fees and other..............          --        11,942          15,336                        28.4
    Rental fees and other..............         136           327          14,512         140.4           --
    Personnel..........................         758           868           3,046          14.5         250.9
                                            -------       -------          ------
Total.................................      119,799       230,603         431,679          92.5          87.2
                                            =======       =======         =======

---------------------------------------
(1) Information for 1996 and 1997 is presented in constant reais of December 31, 1997 purchasing power. Information for 1998 is presented in nominal reais. Columns may not add due to rounding.

     Depreciation and amortization. Depreciation and amortization expenses grew throughout the 1996 to 1998 period, reflecting the expansion of the Company's network. In 1999 such expenses will continue to grow as the Company expands its network to meet demand for cellular services in the Region.

     Materials and services. Materials and services include costs of materials and services received from third parties and other telecommunications service providers. Cost of materials and services increased 25.4% in 1998 and 56.0% in 1997. The increases in 1997 and 1998 principally reflected an increase in the volume of calls subject to network usage charges payable to other cellular and fixed-line telephone service providers. The increase in call volume in 1998 was offset in part by a reduction in the costs of third party materials and services, as the Company was able to benefit from economies of scale by making purchases in conjunction with other telecommunication service providers controlled by or affiliated with Telefonica Internacional S.A. and by a reduction in costs achieved by a higher level of automation.

     Purchase of handsets. During the fourth quarter of 1998, the Company purchased cellular telephone handsets for resale. At the end of 1998 the cost of these handsets was R$87.0 million.

     Fixed-line network expenses. Fixed-line network expenses represent payments for use of circuits between the Company's base stations and switching centers and between the Company's network and the networks of the Predecessor Companies and Embratel. Such expenses increased 39.4% in 1998 and 172.9% in 1997. In 1998, the costs associated with an increase in usage of the Company's network were offset in part by a negotiated reduction in the rate payable to the Predecessor Companies. The increase in fixed-line network expenses in 1997 reflected expansion of the Company's network in the State of Rio de Janeiro from 21 municipalities at year-end 1996 to 65 municipalities at year-end 1997.

     Fistel fees and other. The Company recorded R$11.9 million and R$15.3 million in payments to Fistel in 1997 and 1998, respectively. The increase in 1998 reflects an increase in the number of subscribers and the expansion of the network areas that are subject to Fistel. Prior to 1997, Fistel payments were assessed directly against consumers of telecommunications services. Beginning in 1997, telecommunications service providers, including the Company, are required to make Fistel payments.

     Rental fees and other. Equipment rental fees and other infrastructure costs increased to R$14.5 million in 1998 from R$0.3 million in 1997, which in turn represented an increase from R$0.1 million in 1996. Prior to 1998, the costs of the cellular business, including rental of base stations, were not fully recognized and reflected only an allocation of a portion of the actual cost related to the cellular operations of the Predecessor Companies.

     Personnel. Personnel expenses increased from R$0.8 million in 1996 to R$0.9 million in 1997 and to R$3.0 million in 1998. The increase in 1997 was due principally to an increase in the number of employees. The increase in 1998 principally reflects the costs associated with the conversion of independent contractor employees to salaried employees of the Company, as well as an increase in the total number of employees. Management expects that personnel expenses will continue to increase significantly in 1999 as the Company continues to hire additional employees in order to service its growing subscriber base.

     Operating Expenses

     Selling expense. Selling expense increased 428.0% to R$150.6 million in 1998 from R$28.5 million in 1997, which in turn represented a 61.1% increase from R$17.7 million in 1996. The increase in selling expense in each period principally reflected bad debt expense, as discussed below. In 1998, the increase in selling expense also reflected a significant increase in commissions paid to dealers for new subscriptions, as a higher percentage of new subscribers came through independent dealers than in prior years. In 1999, management expects selling expense to continue to increase because of marketing costs associated with the introduction of new service plans and a continued increase in dealer commissions.

     Bad debt expense in 1998 consisted of R$23 million in provisions and a one-time write-off of R$81 million recognized directly as a loss. The provision was R$8.3 million in 1997 and R$3.4 million in 1996. The increase in 1998 was the result of a number of factors, including (i) decreases in the average annual income of the Company's customers, (ii) increased consumer interest rates in Brazil and its adverse impact on the ability of consumers to meet payment obligations, (iii) increased accessibility of cellular telecommunications services, (iv) migration of each Subsidiaries customer database from the billing system at its respective Predecessor Company to the new billing system, and (v) the inability of the Company to suspend service in a timely fashion as a result of nonpayment, because of regulations established by the Programa Estadual de Orientacao e Protecao ao Consumidor - PROCON, a federal consumer protection agency. The Company expects that the level of bad debt expense as a percentage of revenues will not increase in 1999, assuming the economic environment in the Region remains stable. A deterioration in economic conditions, especially in the State of Rio de Janeiro, would be likely to have an adverse effect on bad debt expense. The Company recently initiated a number of practices to reduce the level of overdue accounts receivable. The Company provisions 100% for accounts receivable over 90 days past due and charges off immediately any account receivable arising from fraud, although the amounts of such charge-offs were not material during the periods under consideration.

     General and administrative expense. General and administrative expenses increased 4.3% in 1998 and 94.6% in 1997. The increase in expenses in 1998 was a result of the growth of the Company's subscriber base and its business generally, offset in part by the inclusion of the bad debt provisions for December 1998 in selling expense. On December 2, 1998, in connection with the split-up of the Predecessor Companies, the Company contracted with the Predecessor Companies for the continued provision of certain services by their employees, as well as the continued sharing of certain overhead costs. Since 1998, the Company has been developing its own independent administrative and billing systems, and it has virtually ceased to rely on the Predecessor Companies. The increase in 1997 was due principally to an increase in the allocation to the Company of general and administrative personnel and overhead expenses shared with the fixed-line divisions of the Predecessor Companies and reflected the growth of the Company's business.

     Other net operating income. The Company had other net operating expense of R$7.9 million and R$0.2 million in 1998 and 1997, respectively, and other net operating income of R$4.6 million in 1996. The 1998 increase in other net operating expense principally reflects a R$4.7 million increase in sponsorships and provisions for contingencies. The 1997 decrease in other net operating income principally reflected a R$0.5 million increase in research and development expenses and a R$3.8 million decrease in fines and interest received from delinquent customers.

     Interest Expense

     The Company recognized net interest expense of R$9.8 million in 1998, representing the net effect of interest income, interest expense and exchange gain and loss. See Note 8 to Consolidated Financial Statements. Net interest expense for 1998 includes net exchange loss of R$2.8 million, attributable primarily to the effect of the devaluation of the real in the second half of 1998 on the Company's indebtedness, all of which is denominated in U.S. dollars. Management anticipates a significant increase in net interest expense in 1999, and expects to record significant losses on foreign exchange variation due to the approximately 43% devaluation of the real during the first half of 1999.

     For 1996 and 1997, the Company reported allocated interest expense, which reflects the portion of interest expense of the Predecessor Companies that was attributable to their cellular businesses. The major portion of allocated interest expense represented interest on indebtedness to Telebras, which was assigned to the Holding Company upon the split-up of Telebras and accordingly eliminated in consolidation in 1998. Allocated interest expense increased 157.0% in 1997 due to higher interest payments resulting from an increase in the Company's average debt from R$138.1 million in 1996 to R$404.6 million in 1997 and an increase in average interest rates from 9.7% in 1996 to 15% in 1997. This increase in allocated interest expense was offset in part by inflationary gains resulting from the application of the constant currency method.

     Employees' Profit Share

     All Brazilian companies are required under Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is determined by negotiation between the Company and the labor unions representing the employees, but is limited to 25% of total proposed dividends. The Company has established two additional limits. The Company has decided to limit employees' share of profits to the lower of (i) the aggregate of the employees' December compensation in the appropriate year and
(ii) 50% of the Company's net income adjusted for dividends. Employees' profit share was R$78 thousand, R$0.7 million and R$1.1 million in 1996, 1997 and 1998, respectively, and was based on agreements with the labor unions representing the employees.

     Net Nonoperating Expense

     Net nonoperating expense was R$0.6 million in 1998, principally reflecting a loss on permanent asset disposals. There was no net nonoperating expense in 1996 or 1997.

     Income and Social Contribution Taxes

     Brazilian income taxes comprise federal income tax and the social contribution tax. In 1998, the federal income tax rate was 25% and the social contribution tax rate was 8%. The effective income tax rate before minority interests was approximately 20%. The effective income tax rate was lower than the statutory tax rate because the Company made distributions to its shareholders in the form of interest on capital, which is deductible for tax purposes.

     The Company did not recognize income tax or social contribution expense in the Consolidated Financial Statements for 1997 or 1996. See Note 2 to the Consolidated Financial Statements.

     Minority Interests

     Minority interest in 1998 reflects the interest of minority shareholders in the operating subsidiaries. Minority interest for 1996 and 1997 reflects the interest of shareholders other than Telebras in the Predecessor Companies.

Liquidity and Capital Resources

     The Company had R$35 million of total indebtedness at December 31, 1998. The Company's indebtedness represented financing from suppliers for the purchase of equipment, all of which is dollar denominated and secured by a pledge of the equipment so financed. See Note 22 to the Consolidated Financial Statements.

     The Company has budgeted R$377 million in 1999 capital expenditures. Management expects to finance two-thirds of 1999 capital expenditures from internally-generated cash and to finance the balance through borrowing. In the first half of 1999, the Company issued approximately R$120 million in commercial paper and expects to replace it with financing from export credit agencies. Although the Company has not yet prepared a budget for capital expenditures for the year 2000, management believes that such expenditures will be less than in 1999.

     Substantially all the Company's start-up costs and initial capital investments were financed by cash flows from the fixed-line telephone operations of the Predecessor Companies. Accordingly, the Company's indebtedness does not reflect the amount of debt the Company would have been required to incur to build its current network had the Company been operated on a stand-alone basis from the inception of the Predecessor Companies' cellular telecommunications operations.

     The Holding Company is required to distribute to its shareholders, either as dividends or as tax deductible interest on capital, 25% of its adjusted net income determined accordance with Brazilian accounting principles, as adjusted in accordance with Brazilian corporate law (including any realization of the net income reserve). The Holding Company is also required to pay a noncumulative preferred dividend on its preferred shares in an amount equal to 6% of the share capital attributable to the preferred shares in accordance with Brazilian corporate law. The Subsidiaries are also subject to mandatory distribution requirements and are accordingly required to pay dividends to the minority shareholders as well as to the Holding Company.

     The Holding Company's principal assets are the shares of the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. The Holding Company controls the payment of dividends by the Subsidiaries, subject to limitations under Brazilian law.

     The Company's participates in a multi-employer defined benefit plan that covers the former employees of the Telebras System, and the Company is contingently liable for the unfunded obligations of the plan. See Note 24 to the Consolidated Financial Statements.

U.S. GAAP Reconciliation

     The Company prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The differences are described in Note 31 to the Consolidated Financial Statements. Net income for 1998 is R$165.3 million under U.S. GAAP, compared to R$170.6 million under Brazilian GAAP. Shareholders' equity at December 31, 1998 is R$941.6 million under U.S. GAAP, compared to R$954.0 million under Brazilian GAAP. The differences between Brazilian GAAP and U.S. GAAP have the most significant effects on net income and shareholders' equity are the treatment of capitalized interest and, since January 1, 1998, the manner in which revenues from activation fees are recognized.

Item 9A.   Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the real). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. The Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor does it hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     The Company has exchange rate exposure with respect to the U.S. dollar. Approximately R$35 million of the Company's indebtedness is denominated in U.S. dollars. The potential immediate loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$3.5 million. In addition, if such a change were to be sustained, the Company's cost of financing would increase in proportion to the change.

Interest Rate Risk

     At December 31, 1998, the Company had approximately R$35 million in loans and financing outstanding, boring interest at floating rates of interest (primarily LIBOR-based). The Company invests its cash and cash equivalents (R$68 million at December 31, 1998) mainly in short-term instruments. The potential loss to the Company over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1998 would be approximately R$1.03 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely. See Note 22(d) to the Consolidated Financial Statements.

Item 10.   Directors and Officers of Registrant

Board of Directors

     The Holding Company is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors is comprised of a minimum of five and a maximum of nine members, all shareholders, serving for a term of three years. The Board of Directors holds a regular meeting once each three months and holds special meetings when called by the Chairman of the Board of Directors.

     The following are the current members of the Board of Directors and their respective positions.


Name                                                                            Position         Date elected
------                                                                         ----------      ----------------
Fernando Xavier Ferreira..................................................     Chairman        December 8, 1998
Fernando Maria Fournon Gonzales-Barcia....................................     Alternate       December 8, 1998
Joao Carlos de Almeida....................................................     Director        December 8, 1998
Juan Carlos Ros Brugueras.................................................     Alternate       December 8, 1998
Juan Perea Saenz de Buruaga...............................................     Director        December 8, 1998
Esteban Serra Mont........................................................     Director        December 8, 1998
Jose Manuel Romao Mateus..................................................     Director        December 8, 1998
Jorge Hachiya Saeki.......................................................     Director        December 8, 1998
Orildo de Almeida Fontes..................................................     Director        December 8, 1998

     Set forth below are brief biographical descriptions of the Directors.

     Fernando Xavier Ferreira, 50 years old, is President of the Company and Chairman of the Board of Directors. Beginning in 1971, he held various positions at Telecomunicacoes do Parana S.A. ("Telepar"), including Vice-President, Director of Market Relations and President. Since that time he has served on the Board of Directors of Telebras, Telesp Participacoes S.A. and Embratel. From November 1995 to July 1998, he served as a Board Member and President of Telebras. From March to August 1998 he served as a Board Member and President of the Holding Company, being reelected in December and September 1998, respectively. From May to August 1998 he was the Executive President and a Board Member of Embratel. He has also served as a member of the Consultative Board of Anatel, and at the present is a member of the Latin American Committee of the New York Stock Exchange and the Global Information Infrastructure Commission - GIIC. In September, November and December of 1998, he was appointed Executive President, Vice-President for Finance, Control and Resources and Vice President of the Board of Directors of Telesp Participacoes S.A., respectively. He holds a degree in electrical engineering from the Catholic University of Rio de Janeiro.

     Fernando Maria Fournon Gonzales-Barcia, 40 years old, has served as a member of the Board of Directors since August 1998. In addition, he has served as Chairman of the Board of Directors of Telesp Participacoes S.A. from August 1998 to December 1998. He served as an associate and research professor at Polytechnic University of Madrid, a systems engineer at the European Space Agency, a projects engineer at Ericsson S.A. and as Director of New Projects at Telefonica Internacional. Since February 1997, he has served as Chief Director at Companhia Riograndense de Telecomunicacoes - CRT. In addition to his position as a member of the Company, he is also a member of the Board of Directors of Companhia Telefonica da Borda do Campo - CTBC, Tele Leste Celular Participacoes S.A., Telesp Participacoes S.A., Telerj Celular S.A and Telest Celular S.A. He holds a degree in telecommunications engineering from the Polytechnic University of Madrid.

         Joao Carlos de Almeida, 56 years old, has served as a member of the Board of Directors since December 1998. He has served as Manager of the Legal Department of Telepar and General Counsel of Itaipu Binacional. He has also served as Head of the Legal Department of Telebras and General Counsel of Telesp Participacoes S.A. He holds a law degree from the Universidade Federal do Parana.

     Juan Carlos Ros Brugueras, 37 years old, has served as a member of the Board of Directors since December 1998. He also serves as a member of the Board of Directors of Telecomunicacoes de Sao Paulo S.A. - TELESP, Companhia Telefonica da Borda do Campo - CTBC, Telesp Participacoes S.A., Telerj Celular S.A., Telest Celular S.A. and Companhia Riograndense de Telecomunicacoes - CRT. Since May 1998, he has served as the General Secretary and Vice-Secretary of the Board of Directors of Telefonica Internacional S.A. From 1985 until 1997 he was a partner at a major law firm in Barcelona, Spain. He holds a law degree from the Central University of Barcelona.

     Juan Perea Saenz de Buruaga, 35 years old, has served as a member of the Board of Directors since December 1998. In addition, he serves as a Board Member of various telecommunications companies, including Telefonica, Telefonica Internacional, Telesp Celular Participacoes S.A., Companhia de Telecomunicaciones de Chile (CTC), Telefonica de Argentina, Telefonica del Peru, Telefonica Larga Distancia de Puerto Rico (TLD), Companhia Riograndense de Telecomunicacoes (CRT), Telesp S.A., Companhia Telefonica da Borda do Campo
(CTBC), Telerj Celular S.A., Telest Celular S.A., SP Telecomunicacoes Holding S.A. (formerly Tele Brasil Sul), Portelcom Participacoes S.A. and Telesp Participacoes S.A. As of November 1998, he serves as the President of Telefonica Comunicaciones Interactivas. From August 1996 to November 1997, he was the Business Administration Director of Telefonica de Espana S.A. From 1992 to 1994, he served as the Vice-President as well as the European Financial Institutional Analysis Director of CS First Boston. He holds a Business and Economics degree from the Deusto University - Bilbao in Spain and a Master's in Business Administration from Columbia University.

     Esteban Serra Mont, 50 years old, has served as a member of the Board of Directors since December 1998. He joined Iberdrola S.A. in 1980 and has served as executive for management of International Investment of Iberdrola Energia S.A., the company which manages the Iberdrola Group's international energy activities and Spanish investments in water, gas and services, and Vice-President of Litoral Gas in Argentina and Eletropaz in Bolivia. In addition to his position as member of the Board of Directors of the Company, he is also a member of the Boards of Directors of Eletroandina and Colbun in Chile, Cosern, Coelba, CRT and Riogas in Brazil and Gas de Colombia. He holds a Ph.D. in economics from the University of Barcelona.

     Jose Manuel Romao Mateus, 49 years old, has served as Chief Executive Officer and member of the Board of Telesp Celular S.A. since 1998. He also serves as Chief Executive Officer and member of the Board of Telesp Celular Participacoes S.A. since 1998. Between April and August of 1998, he served as a member of the Board of Companhia Geral de Cale Cimento S.A. From 1997 until 1998, he served as Senior Consultant to the Company's Board of Directors. In addition, he has served as President and Chief Executive Officer of TMN (1994-1997), member of the Board of Directors of Portugal Telecom (1992-1994), member of the Executive Committee of the Board of Directors of Associacao Industrial Portuense (1988-1992), Deputy Shipping Director at Transinsular - Transportes Maritimos Insulares S.A. (1986-1988), Field Engineer at Schlumberger (1982-1984) and Maintenance and Production engineer with Merck, Sharp & Dohme (1980-1982). He holds a degree in mechanical engineering from the Technical University of Lisbon and a Master's degree in Business Management from Stirling University in England.

     Jorge Hachiya Saeki, 38 years old, has served as a member of the Board of Directors since December 1998. He has been a partner at Seikie Advogados since 1997. He has served as tax supervisor of Ernst & Whitney from 1984 to 1997. Previously he was served in the legal department of the Itochu Corporation in Tokyo. He holds a law degree from the School of Law of the University of Sao Paulo and has completed post-graduate work at Harvard Law School.

         Orildo de Almeida Fontes, 59 years old, has served as a member of the Board of Directors since December 1998. He has served with Banco de Brasil S.A. in various positions including Deputy Chief of PRESI-COTEC (1990-1994), Deputy Chief of the Comptrollers Officer (1987-1990) and Assistant to the Coordinator of the Comptrollers Office (1980-1987). He has also served as Technical Assistant of the Comptrollers Office (1978-1980) and Head of Service of the branch office in Mato Dentro, Minas Gerais (1975-1978).
He holds a degree in economics from the University of Juiz de Fora.

Board of Executive Officers

     The Board of Executive Officers consists of at least two and at most four members, all elected by the Board of Directors for a term of three years. An Executive Officer may be removed from office at any time.

     The following are the Executive Officers and their respective positions.


Name                                                               Position                        Date appointed
-------------                                       --------------------------------------       ---------------------
Fernando Xavier Ferreira.........................   President; Interim Vice-President for        September 11, 1998(1)
                                                    Finance, Control and Resources
Jonas de Oliveira Junior ........................   Vice-President for Regulatory Matters;       September 11, 1998
                                                    Interim Vice-President for
                                                    Corporate Planning

---------------------------------------
(1) Fernando Xavier Ferreira was appointed Interim Vice-President for Finance, Control and Resources on October 11, 1998.

     Set forth below is a brief biographical description of the Executive Officers not included above.

     Jonas de Oliveira Junior, 50 years old, has served as an Executive Officer since September of 1998. He also serves as Vice-President for Regulatory Matters and for Corporate Planning of the Company and Telesp Participacoes S.A. He served various functions at Telebras in the areas of Systems Management, Technical Planning, Regulations and Human and Financial Resources. Throughout his career he has worked in the areas of Technical Planning, Structural Planning, Systems Engineering in Data Communications, Transmissions Systems Engineering and the Technical Coordination in the Restructuring and Privatization of Telebras. He holds an Electronic Engineering degree from the Technological Institute of Aeronautics. He also holds a law degree from the Centro Universitario de Brasilia - CEUB.

Item 11.   Compensation of Directors and Officers

     For the year ended December 31, 1998, the aggregate amount of compensation paid by the Holding Company to all directors and executive officers of the Holding Company was approximately R$367.3 thousand.

     For the year ended December 31, 1998, the officers and directors of the Holding Company did not receive any pension, retirement or similar.

Item 12.   Options to Purchase Securities from Registrant or Subsidiaries

         None.

Item 13.   Interest of Management in Certain Transactions

         In December 1998 the Common and Preferred shareholders of the Holding Company approved the Company's participation in a management contract with Telefonica for the provision of certain services. As of August 1998, the Company began paying management fees to Telefonica in an amount corresponding to approximately 1% of net revenues. Such management fees are payable through August 2003.

                                     PART II

Item 14.   Description of Securities to be Registered

         None.

                                    PART III

Item 15.   Defaults upon Senior Securities

         Not applicable.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

         Not applicable.

                                     PART IV

Item 17.   Financial Statements

         The Holding Company has responded to Item 18 in lieu of responding to this Item.

Item 18.   Financial Statements

         Reference is made to pages F-1 through F-45.

Item 19.   Financial Statements and Exhibits

         (a) The following Consolidated Financial Statements are filed as part of this Form 20-F:

                Independent Auditors' Reports
                Consolidated Balance Sheet and Statement of Financial Condition Consolidated Statements of Income and of Revenues and Expenses Consolidated Statements of Cash Flows and of Net
                  Interdivisional Cash Distribution (Receipt)
                Consolidated Statements of Changes in Financial Position Consolidated Statements of Changes in Shareholders' Equity
                  and of Changes in Divisional Equity
                Notes to the Consolidated Financial Statements

         (b)    Exhibits:

                Amendment to the Charter of the Holding Company previously filed with the Holding Company's Registration Statement on September 18, 1998.

                Amendment to the Deposit Agreement* previously filed with the Holding Company's Registration Statement on September 18, 1998.

                There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to long-term debt of the Company, none of which authorizes securities in a total amount that exceeds 10% of the total assets of the Company. The Company hereby agrees to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

--------
* Incorporated by reference to the exhibit filed with the Holding Company's Current Report on Form F-6 on November 6, 1998 (No. 333-9454).

                INDEX OF DEFINED TERMS

                                                  Page
                                                  ----

AD..................................................5
ADRs...............................................20
ADSs...............................................20
American Depositary Shares.........................20
Anatel..............................................1
Anatel Decree......................................13
Annex IV Regulations...............................24
ATL.................................................9
Band A..............................................9
Band A Service Provider.............................9
Band B..............................................9
Band B Service Provider.............................9
Brazil.............................................ii
Brazilian Corporation Law..........................23
Brazilian GAAP.....................................ii
Brazilian Securities Law...........................23
Breakup.............................................2
Breakup of Telebras.................................2
CDMA................................................8
Cellular Region.....................................2
Center.............................................11
Central Bank.......................................17
Code...............................................27
COFINS..............................................6
Commercial Market..................................33
Common Shares......................................20
Company............................................ii
Concessions.........................................1
Consolidated Financial Statements..................ii
CPMF tax...........................................27
CTBC Telecom........................................9
Custodian..........................................23
CVM................................................23
Deposit Agreement..................................22
Depositary.........................................22
dollars............................................ii
DSL1................................................5
DSL2................................................5
e&p................................................28
Embratel............................................2
Federal Government..................................1
Fenattel...........................................11
Fittel.............................................11
Fixed-Line Region...................................2
Floating Market....................................33
Floating Market Rate...............................33
GDP.................................................2
General Telecommunications Law......................1
Holding Company....................................ii
IBGE................................................3
ICMS................................................6
IGP-DI.............................................15
IGP-M..............................................18
IMF................................................16
IOF tax............................................26
List of Obligations................................13
Minimum Law........................................13
NEC.................................................8
New Holding Companies...............................1
non-Brazilian holder...............................25
non-U.S. holder....................................28
off-peak calls......................................5
PCS................................................10
PIS.................................................6
Predecessor Companies...............................1
Preferred Shares...................................20
R$.................................................ii
reais..............................................ii
real...............................................ii
Real Plan..........................................16
Region..............................................1
Registered Capital.................................27
Rio de Janeiro Stock Exchange......................21
Sao Paulo Stock Exchange...........................21
SENN...............................................22
Sistel.............................................11
Subsidiaries.......................................ii
Telebras............................................1
Telebras System.....................................1
Telecommunications Regulations......................1
Telefonica.........................................21
Telefonica Consortium...............................2
Telepar............................................44
Telerj Celular.....................................ii
Telest Celular.....................................ii
TJLP...............................................26
U.S. dollars.......................................ii
U.S. GAAP..........................................29
U.S. holder........................................27
US$................................................ii
VC1.................................................5
VC2.................................................5
VC3.................................................5

                               TECHNICAL GLOSSARY

     The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

     Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "network usage charge."

     Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

     AMPS (Advanced Mobile Phone Service): An analog cellular telecommunications service standard utilizing the 850 MHz band, in use in North America, parts of South America, Australia and various other areas.

     Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

     Analog Base Station: A radio transmitter/receiver that maintains communications with the analog cellular telephones within a given cell.

     Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

     ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

     Automatic international roaming: A service which permits a subscriber to use his or her cellular telephone on a foreign cellular service provider's network. The subscriber may receive calls made to the subscriber's regular cellular telephone number (such calls are "automatically" passed to the foreign service provider's network).

     Band A Service Provider: A former Telebras operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A."

     Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B."

     Base station: A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

     Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

     BTS: Is a base station for digital cellular telecommunications.

     CATV (Cable television): Cable or fiber-based distribution of TV programs.

     CDMA (Code Division Multiple Access): A standard of digital cellular telecommunications technology.

     Cell: The geographic area covered by a single base station in a cellular telecommunications system.

     Cell splitting: The process of dividing cells into smaller coverage areas by reducing the power output and the antenna height of the base station transmitter. Cell splitting increases capacity in a particular area by allowing for the further reuse of frequencies by a cellular telecommunications system.

     Cellular service: A mobile telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

     Channel: One of a number of discrete frequency ranges utilized by a base station.

     Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

     Digital Base Station: A radio transmitter/receiver that maintains communications with the digital cellular telephones within a given cell.

     Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

     Exchange: See Switch.

     Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

     Home Location Register (HLR): Is a system that monitors the most recent recorded position of a substation while inside the region.

     Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

     ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

     Leased high-speed data communication: The digital exchange of information at speeds exceeding 64 Kbps transmitted through mediums that are leased to users for their exclusive use.

     Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

     Manual international roaming: A service that permits a subscriber to use his or her cellular telephone on a foreign cellular service provider's network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign service provider for use while roaming.

     Microcells: A small cell covered by a low-power base station. Microcells can cover small areas such as within a single building.

     Mini-Base Station: A radio transmitter/receiver that maintains communications with the cellular telephones within a limited area.

     Mini-Analog Base Station: A radio transmitter/receiver that maintains communications with the analog telephones within a limited area.

     Mini-Digital Base Station: A radio transmitter/receiver that maintains communications with the digital cellular telephones within a limited area.

     Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

     Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge."

     Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

     PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

     Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

     Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

     PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

     Repeaters: A device that amplifies an input signal for retransmission.

     Roaming: A function that enables subscribers to use their cellular telephone on networks of service providers other than the one with which they signed their initial contract.

     Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

     SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

     Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

     Switch/Switching Centers: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

     TDMA (Time Division Multiple Access): A standard of digital cellular telecommunications technology.

     Universal Service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

     Value-Added Services: Value-added services provide additional functionality to the basic transmission services offered by a telecommunications network.

     Visitor Location Register (VLR): Is a system that monitors the recorded position of a cellular user roaming in the Region.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Holding Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 TELE SUDESTE CELULAR PARTICIPACOES S.A.


                                 By:  /s/ Fernando Xavier Ferreira
                                      ---------------------------------
                                        Name:  Fernando Xavier Ferreira
                                        Title: President


                                 By:  /s/ Jonas de Oliveira Junior
                                      ---------------------------------
                                        Name:  Jonas de Oliveira Junior
                                        Title: Vice-President for
                                               Regulatory Matters


Dated: June 30, 1999

                     TELE SUDESTE CELULAR PARTICIPACOES S.A.

                        CONSOLIDATED FINANCIAL STATEMENTS

              For the years ended December 31, 1996, 1997 and 1998



                                    CONTENTS


Independent Auditors' Report for the year ended
December 31, 1998............................................... F-2
Independent Auditors' Report for the years ended
December 31, 1997 and 1996...................................... F-3
Consolidated Balance Sheet and Statement of
Financial Condition............................................. F-4
Consolidated Statements of Income and of Revenues
and Expenses.................................................... F-5
Consolidated Statement of Changes in Financial
Position........................................................ F-6
Consolidated Statements of Changes in Shareholders'
Equity and Changes in Divisional Equity......................... F-7
Consolidated Statements of Cash Flows and of Net
Interdivisional Cash Distribution (Receipt)..................... F-8
Notes to the Consolidated Financial Statements..... F-9 through F-44

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of

     Tele Sudeste Celular Participacoes S.A.:

(1) We have audited the accompanying consolidated balance sheet of Tele Sudeste Celular Participacoes S.A. as of December 31, 1998, and the related consolidated statements of income, changes in financial position and changes in shareholders' equity for the year then ended. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

(2) We conducted our audit in accordance with generally accepted auditing standards in Brazil which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(3) In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele Sudeste Celular Participacoes S.A. as of December 31, 1998, and the results of its operations and the changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Brazil.

(4) Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected shareholders' equity as of December 31, 1998 and the results of operations for the year then ended to the extent summarized in Note 31 of the consolidated financial statements.

(5) Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statement of cash flow for the year ended December 31, 1998 is presented for purposes of additional analysis and is not a required part of the basic financial statements under accounting principles generally accepted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Sao Paulo, Brazil
January 21, 1999 (except for notes 25 and 30 as to          Arthur Andersen S/C
which the date is May 31, 1999)

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Tele Sudeste Celular Participacoes S.A.
Brasilia - DF



     We have audited the accompanying consolidated statements of financial condition of Tele Sudeste Celular Participacoes S.A. as of December 31, 1997, and the related consolidated statements of revenues and expenses, net interdivisional cash distribution (receipt) and changes in divisional equity for each of the years in the two-year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Brazil and on the basis set out in Note 2 to the consolidated financial statements. Accordingly, interest income, unallocated interest expense, income tax expense and the related assets and liabilities are not included in the consolidated financial statements.

     In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele Sudeste Celular Participacoes S.A. as of December 31, 1997, and its revenues and expenses and net interdivisional cash distribution (receipt) for each of the years in the two-year period ended December 31, 1997, in conformity with accounting principles generally accepted in Brazil and on the basis set out in Note 2, including continued recognition of the effects of changes in the purchasing power of the Brazilian currency as discussed in Note 2.

     Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected revenues and expenses of the year ended December 31, 1997 and the divisional equity as of December 31, 1997 to the extent summarized in Note 31 of the consolidated financial statements.


KPMG Auditores Independentes

July 17, 1998
Brasilia, Brazil

                     TELE SUDESTE CELULAR PARTICIPACOES S.A.
                               (See notes 1 and 2)
             CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1998 AND
      CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 1997

                      (In thousands of Brazilian Reais-R$)

                                                                                          December 31
                                                                                 --------------------------------
                                                                        Note         1997              1998
                                                                       --------  ===============   --------------
Current assets:
  Cash and cash equivalents..........................................      12           37,463           84,260
  Trade accounts receivable, net.....................................      13           85,653          199,746
  Deferred and recoverable taxes.....................................      14            2,566           45,175
  Other assets.......................................................      15              923           34,594
                                                                                 --------------   --------------
Total current assets.................................................                  126,605          363,775
                                                                                 --------------   --------------

Noncurrent assets:
  Other assets.......................................................      15               13            1,390
                                                                                 --------------    --------------
Total noncurrent assets..............................................                       13            1,390
                                                                                 --------------    --------------

Permanent assets:
  Investments........................................................                        -               52
  Property, plant and equipment, net.................................      16        1,046,174        1,118,195
                                                                                  --------------   --------------
Total permanent assets...............................................                1,046,174        1,118,247
                                                                                  --------------   --------------

Total assets.........................................................                1,172,792        1,483,412
                                                                                  --------------   --------------

Current liabilities:
  Payroll and related accruals.......................................      17            2,868            5,557
  Accounts payable and accrued expenses..............................      18           38,969          144,410
  Taxes other than income taxes......................................      19            3,670           46,342
  Dividends payable..................................................      20                -           76,007
  Income taxes.......................................................      10            3,698            5,961
  Loans and financing................................................      22          313,828            9,626
  Provision for contingencies........................................      23              531            1,729
  Other liabilities..................................................      21              938            1,123
                                                                                 --------------    --------------
Total current liabilities............................................                  364,502          290,755
                                                                                 --------------    --------------

Noncurrent liabilities:
  Income taxes.......................................................      10           40,637           35,612
  Loans and financing................................................      22          146,171           25,178
  Provision for contingencies........................................      23                -                7
                                                                                 --------------    --------------
Total noncurrent liabilities.........................................                  186,808           60,797
                                                                                 --------------    --------------

Minority interest....................................................                  160,520          177,774
                                                                                  --------------   --------------

Divisional equity....................................................                  460,962                -

Shareholders' equity
  Share capital......................................................     25a                           306,458
  Income reserves....................................................     25b                            90,765
  Retained earnings..................................................                                   556,732
                                                                                                   --------------
Total shareholders' equity...........................................                                   953,955
                                                                                                   --------------

Funds for capitalization:
  Other funds........................................................                                       131
                                                                                                   --------------
Total funds for capitalization.......................................                                       131
                                                                                 --------------    --------------

Total  liabilities and divisional equity /shareholders' equity.......                1,172,792        1,483,412
                                                                                 --------------    --------------


        The accompanying notes are an integral part of these consolidated financial statements.

                     TELE SUDESTE CELULAR PARTICIPACOES S.A.
                               (See Notes 1 and 2)
        CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31,
                1998, AND OF REVENUES AND EXPENSES FOR THE YEARS
                        ENDED DECEMBER 31, 1997 AND 1996

   (In thousands of Brazilian Reais-R$ - except earnings per thousand shares)

                                                                             Years ended December 31
                                                                    --------------------------------------------
                                                          Note          1996           1997           1998
                                                          --------- -------------- -------------- --------------

Net operating revenue..................................         4       309,513        584,411        922,671
Cost of services.......................................         5      (119,799)      (230,603)      (431,679)

                                                                    -------------- -------------- --------------
Gross profit...........................................                 189,714        353,808        490,992

Operating expenses:
   Selling expense.....................................         6       (17,713)       (28,541)      (150,689)
   General and administrative expense                                   (30,475)       (59,318)       (61,864)
   Other net operating income (expense)................         7         4,562           (213)        (7,896)
                                                                    -------------- -------------- --------------

Operating income before interest.......................                 146,088        265,736        270,543

Allocated interest expense.............................         8       (13,855)       (35,611)              -
Interest expense, net..................................         8              -              -        (9,828)
                                                                    -------------- -------------- --------------

Operating income, before interest income and unallocated
   Interest expense....................................                 132,233        230,125              -
Operating income.......................................                       -              -        260,715

Net nonoperating expense...............................         9             -              -           (637)
Employees' profit share................................                     (78)          (669)        (1,123)

                                                                    -------------- -------------- --------------
Income before interest income, unallocated interest
    Expense, taxes and minority interests..............                 132,155        229,456              -

Income before minority interests and taxes.............                       -              -        258,955

Income and social contribution taxes...................        10             -              -        (52,951)


Minority interests.....................................                 (20,687)       (61,994)       (35,359)
                                                                    -------------- -------------- --------------

Income before interest income, unallocated interest
    Expense and taxes..................................                 111,468        167,462               -
                                                                    -------------- --------------

Net income ............................................                                               170,645
                                                                                                  --------------

Shares outstanding at the balance sheet date (thousands)                                          334,399,028
                                                                                                  --------------

Earnings per thousand shares outstanding at the balance
   sheet date (Brazilian Reais)....................                                                      0.51
                                                                                                  --------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     TELE SUDESTE CELULAR PARTICIPACOES S.A.
                               (See notes 1 and 2)
             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                      (In thousands of Brazilian Reais-R$)



SOURCE OF FUNDS:
From operations:
         Items not affecting working capital:

           Net income........................................        170,645
           Depreciation......................................        121,652
           Loss on permanent asset disposals.................            648
           Financial charges on long-term items..............          5,172
           Minority interest.................................         35,359
           Reserve for contingencies.........................              7
           Interest on construction in progress..............         (7,052)
                                                               ----------------
              Total from operations..........................        326,431

From third parties:
         Additional net assets received on the
         breakup of Telebras.................................        389,058
         Increase in funds for capitalization................            131
                                                                  --------------
              Total sources..................................        715,620
                                                                 ===============

APPLICATIONS OF FUNDS:
         Dividends proposed..................................         85,312
         Transfers from long-term to current liabilities.....        133,833
         Increase in non current assets......................          1,377
         Additions to permanent assets.......................        184,181
                                                                ----------------
              Total applications.............................        404,703
                                                                ================

INCREASE IN WORKING CAPITAL..................................        310,917
                                                                ================

REPRESENT BY:

CURRENT ASSETS AT YEAR END...................................        363,775
CURRENT LIABILITIES AT YEAR END..............................       (290,755)
                                                                ----------------
Working capital at year end..................................         73,020
Working capital at the beginning of the year.................       (237,897)
                                                                ----------------

Increase in working capital..................................        310,917
                                                                ================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     TELE SUDESTE CELULAR PARTICIPACOES S.A.
                               (See notes 1 and 2)
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR
        ENDED DECEMBER 31, 1998 AND CHANGES IN DIVISIONAL EQUITY FOR THE
                     YEARS ENDED DECEMBER 31, 1996 AND 1997

                      (In thousands of Brazilian Reais-R$)

                                                                                    Shareholders' Equity
                                                               ---------------------------------------------------------------
                                                                             Income reserves
                                                                          -----------------------
                                                                                          Unrealized
                                                   Divisional     Share         Legal       income      Retained
                                                    Equity       Capital       Reserve     reserve      earnings      Total
                                                    ------       -------       -------     -------      --------      -----

Balance at December 31, 1995.....................     244,653         -           -            -            -       244,653

Income before interest income, unallocated
     Interest expense and taxes..................     111,468         -           -            -            -       111,468
Capitalized interest.............................      19,067         -           -            -            -        19,067
Deferred tax on full indexation..................     (19,487)        -           -            -            -      (19,487)
Net interdivisional distribution.................     (31,131)        -           -            -            -      (31,131)
Minority interests effects other than on income..      10,367         -           -            -            -        10,367
                                                      -------   -------     -------      -------     --------       -------
Balance at December 31, 1996.....................     334,937         -           -            -            -       334,937

Income before interest income, unallocated
    Interest expense and taxes...................     167,462         -           -            -            -       167,462
Capitalized interest.............................      18,806         -           -            -            -        18,806
Deferred tax on full indexation..................     (24,848)        -           -            -            -      (24,848)
Net interdivisional receipt......................       3,163         -           -            -            -         3,163
Minority interests effects other than on income..     (38,558)        -           -            -            -      (38,558)

                                                      -------   -------     -------      -------     --------       -------
Balance at December 31, 1997.....................     460,962         -           -            -            -       460,962

Additional net assets received on the breakup of
   Telebras......................................     389,058         -           -            -            -       389,058
Allocation between accounts approved by
    Shareholders on the breakup of Telebras......    (850,020)  306,458       9,440      160,736      373,386             -
                                                      -------  --------       -------    -------      --------      -------
Balance at May 22, 1998 after the breakup of
   Telebras......................................           -   306,458       9,440      160,736      373,386       850,020
Consolidation adjustments:
   Capitalized interest..........................           -         -           -            -        2,637         2,637
   Fiscal incentives.............................           -         -           -            -           45            45
Net income.......................................           -         -           -            -      170,645       170,645
Transfer to reserves.............................           -         -       9,169            -       (9,169)            -
Realization of reserves..........................           -         -           -     (88,580)       88,580             -
Dividends........................................           -         -           -            -      (69,392)     (69,392)
                                                      -------   -------     -------      -------      --------     --------
Balance at December 31, 1998.....................           -   306,458      18,609      72,156       556,732       953,955
                                                     ========   =======     =======      =======      ========     ========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     TELE SUDESTE CELULAR PARTICIPACOES S.A.
                               (See notes 1 and 2)
   CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 1998,
         AND OF NET INTERDIVISIONAL CASH DISTRIBUTION (RECEIPT) FOR THE
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                      (In thousands of Brazilian Reais-R$)




                                                                        Years ended December 31
                                                                 ---------------------------------------
                                                                    1996         1997         1998
                                                                 --------      -------       -------

Operating activities:
Net income..............................................               -            -      170,645
   Income before interest income, unallocated interest expense
      And taxes.............................................     111,468      167,462            -
   Adjustments to reconcile to cash provided by operating
       Activities:
     Depreciation...........................................      43,290       69,303      121,652
     Minority interests....................................       20,687       61,994       35,359
     Loss on permanent asset disposals.....................            -            -          648
     Allowance for doubtful accounts.......................        3,441        8,251      104,031
     (Increase) in trade accounts receivable, gross             (16,720)     (70,785)    (218,124)
     (Increase) decrease in taxes receivable...............      (4,873)        2,307     (42,609)
     (Increase) decrease  in other current assets..........      (2,338)        1,746     (33,749)
     (Increase) decrease in other noncurrent assets........         (22)            9      (1,377)
     Increase  in payroll and related accruals.............          258        1,225        2,689
     Increase (decrease) in accounts payable and accrued
        Expense............................................      112,984     (95,030)       93,489
     Increase (decrease) in taxes other than income taxes..        3,876      (4,201)       42,672
     Increase in other current liabilities.................           58          860          185
     Increase in accrued interest..........................       10,699       27,859       33,168
     Increase (decrease) in income taxes...................            -            -      (2,762)
     Increase (decrease) in provisions for contingencies...           60          440        1,205
                                                                 -------     --------      -------
                                                                 282,868      171,440      307,122
                                                                 =======     ========      =======
Investing activities
   Additions to property, plant and equipment..............    (467,617)    (246,392)    (184,121)
   Capitalized interest....................................        (617)     (25,100)      (7,052)
   Proceeds from asset disposals...........................            -            -           22
                                                                 -------     --------      -------
                                                               (468,234)    (271,492)    (191,151)
                                                                 =======     ========      =======
Financing activities:
   Loans repaid............................................      (3,616)    (454,412)     (75,395)
   New loans obtained......................................      220,113      588,764        4,221
   Cash received from spin-off of Telebras.................            -            -        2,000
                                                                 -------     --------      -------
                                                                 216,497      134,352     (69,174)
                                                                 =======     ========      =======

Increase (decrease) in cash and cash equivalents...........       31,131       34,300       46,797

Cash and cash equivalents at beginning of year.............            -            -       37,463
Net interdivisional cash (distribution) receipt............      (31,131)       3,163            -
                                                                 -------     --------      -------
Cash and cash equivalents at end of year...................            -       37,463       84,260
                                                                 =======     ========      =======


              The accompanying notes are an integral part of these
                       consolidated financial statements

1. Operations and background

     Beginning in 1995, the federal government of Brazil ("the Federal Government") undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1995, the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries was the primary supplier of public telecommunications services in Brazil.

     As part of the privatization of the Telebras system, the operating subsidiaries were divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were separated from the operating subsidiaries. Subsequently the fixed line businesses, the new cellular businesses and the long distance operator were consolidated into the twelve separate groups (the "New Holding Companies"). Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries were performed using a procedure under Brazilian corporate law called cisao or "spin-off." As part of this process, Tele Sudeste Celular Participacoes S.A.
(the "Holding Company") was formed.

     Tele Sudeste Celular Participacoes S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebras, including 70.7% and 85.2% of the share capital of Telerj Celular S.A. and Telest Celular S.A., respectively. Until August 4, 1998, the Companies were controlled by the Federal Government. On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders control the New Holding Companies.

     Telerj Celular S.A. and Telest Celular S.A. were formed on January 5, 1998 and subsequently received on January 30, 1998 from Telecomunicacoes do Rio de Janeiro S.A. ("Telerj") and Telecomunicacoes do Espirito Santo S.A. ("Telest") the assets and liabilities comprising their respective cellular telecommunications services ("the "Subsidiaries"). Tele Sudeste Celular Participacoes S.A. and its Subsidiaries (the "Companies") are the primary suppliers of cellular telecommunications services in the states of Rio de Janeiro and Espirito Santo under the terms of concessions granted by the Federal Government on November 4, 1997 (the "Concessions"). The Concessions will expire on November 30, 2005 for Telerj Celular S.A. and on November 30, 2008 for Telest Celular S.A., and may be renewed at the discretion of Anatel (as defined below) for a further term of 15 years. Through their predecessors Telerj and Telest, the Companies have provided cellular telecommunications services in the states of Rio de Janeiro and Espirito Santo since December 1990 and November 1993 respectively.

     The Companies' businesses, including the service they may provide and the rates they charge are regulated by Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

2. Presentation of the financial statements

a. Inclusion of the New Holding Company Tele Sudeste Celular Participacoes S.A. in the consolidated financial statements as of and for the period ended December 31, 1998

     The consolidated financial statements present the Consolidated Balance Sheets and results of operations in cellular telecommunication businesses of Tele Sudeste Celular Participacoes S.A. and its subsidiaries (Telerj Celular S.A. and Telest Celular S.A.). The portion of equity and net income attributable to shareholders other than Tele Sudeste Celular Participacoes at December 31, 1998 and for the year ended December 31, 1998 is reflected as "minority interests". At December 31, 1998 such minority shareholders owned 29.3% and 14.8% of share capital of Telerj Celular S.A. and Telest Celular S.A., respectively.

     Tele Sudeste Celular Participacoes S.A. was formed when the shareholders of Telebras approved Telebras' division into the New Holding Companies using a procedure under Brazilian corporate law called cisao, whereby existing shareholders received shares in the New Holding Companies in proportion to their holding in Telebras. The New Holding Companies contained the assets and liabilities previously recorded in the accounts of Telebras except for those allocated to a newly independent research foundation and those retained by Telebras for retroactive dividends and liquidation and other expenses.

     In addition to approving the allocation of assets and liabilities to the New Holding Companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balance of capital, reserves and retained earnings, together with the corresponding assets and liabilities for the formation of Tele Sudeste Celular Participacoes S.A. were established. After Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay dividends on its 1997 earnings and in settlement of dividends as a result of settlement of the 1990 disputed share increase, Telebras allocated to each New Holding Company the balance of its retained earnings in proportion to the allocated total net assets. This value of allocated retained earnings does not represent the historical retained earnings of the holding companies. The assets which were spun-off from Telebras, in addition to its investment in the operating subsidiaries, resulted in an increase of R$389,058 in relation to the Company's historical divisional equity. This increase has been included in the consolidated statement of changes in shareholders' equity for the year ended December 31,1998.

     As a result of legal structure of the spin-off as allowed under Brazilian GAAP, upon formation, Tele Sudeste Celular Participacoes S.A.'s legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998 so that its shareholder's equity of R$850,020 included retained earnings of R$373,386. The distributable reserves of Tele Sudeste Celular Participacoes S.A. are composed of retained earnings allocated in the cisao plus retained earnings of the Company following its formation. This new legal capital structure is shown in the consolidated statement of changes in shareholders' equity for the year ended December 31,1998.

     Brazilian corporate and tax law allows state controlled companies that are participating in the government's privatization program a three month delay between the accounting base date for a spin-off and the date on which the shareholders' meeting approves the spin-off, including the related accounting basis for the net assets spun-off. As a result, the consolidated financial statements of the Holding Company includes the results of operations and changes in balance sheet amounts of the subsidiaries from January 1, 1998 and the effects of the cash and other assets ( principally intercompany receivables) allocated from Telebras from March 1, 1998.

     The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of Tele Sudeste and its predecessors, from which the financial information was extracted, except for certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated statement of income which have been made to conform previously published financial statements to the 1998 presentation and for the effects of inflation, as discussed in note 2(c).

b. Presentation of the consolidated financial statements for accounting periods up to December 31, 1997


     For accounting periods up to December 31, 1997 consolidated statements of the financial condition and revenues and expenses of the combined cellular telephone businesses of Telerj and Telest have been presented. The portion of consolidated equity and income before interest income, unallocated interest expense and taxes of the Companies attributable to shareholders of the Companies other than Telebras at December 31, 1997 and for each of the two years ended December 31, 1996 and 1997 is reflected as "minority interests" in the consolidated financial statements. At December 31, 1997, such minority shareholders owned 29.3% and 14.8% of the share capital of Telerj and Telest, respectively.

     The formation of the Holding Company and Telerj Celular S.A. and Telest Celular S.A. has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunication businesses of Telerj and Telest were transferred to the Companies at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were allocated to the Companies. Separate records of revenues and costs of services of the cellular telecommunication businesses of Telerj and Telest were maintained historically. Accordingly, actual amounts were allocated for the periods included herein. The consolidated statements of revenues and expenses and net interdivisional cash distribution (receipt) of 1996 and 1997 have been prepared to include the historical activity related to the assets and liabilities transferred. The consolidated financial statements are not necessarily indicative of what would have been the financial condition and revenues and expenses of the Companies as of December 31, 1997 and for the two year period ended December 31, 1997 had the cellular telecommunication businesses of Telerj and Telest been separate legal entities during such periods.

     With respect to costs (other than costs of services) of 1996 and 1997, the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the results of operations for the periods presented. Those allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to the human resource department), number of requisitions issued (in relation to office material costs) and miles driven (in relation to certain transportation costs). Management believes that the amounts included in the consolidated statements of revenues and expenses fairly reflect the income before interest income, unallocated interest expense and taxes of the businesses.

     Prior to December 31, 1997 cash and certain non-specific debt could not be segregated from Telerj and Telest. Accordingly, these amounts have not been included in the consolidated financial statements. Additionally, interest income and certain interest expense relating to the cellular telecommunication businesses could not be identified. Consequently, income tax expense and related liabilities do not appear in the consolidated financial statements of 1996 and 1997.

c.   Full indexation to December 31, 1997


     As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law accounting and most fiscal purposes, together with the option granted by the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM), the consolidated financial statements of Tele Sudeste and its predecessors as of December 31, 1997 and for the years then ended, as published in Brazil, do not recognize the effects of changes in the purchasing power of the Brazilian currency that would have been required under the comprehensive indexation system, which was applied through December 31, 1995. Nevertheless, in order to comply with the requirements of accounting principles ("GAAP") generally accepted in the United States of America, the accompanying financial statements have been fully indexed through December 31, 1997, which the Company believes also complies with the requirements of Brazilian GAAP.

     In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the Company applied the constant currency method through December 31, 1997. Beginning January 1, 1998, the Company no longer uses the integral restatement method to prepare its financial statements. The restated balances of nonmonetary assets and liabilities as of December 31, 1997, which reflect inflation through December 31, 1997, were used as the opening balances for 1998, and statement of income items will no longer be restated for inflation, as its effects are considered immaterial.

     The principal criteria adopted to prepare the fully indexed consolidated financial statements for the years ended December 31, 1996 and 1997, which were restated from amounts carved out of the statutory accounting records of Telerj and Telest, maintained in accordance with the practices described in Note 3, were as follows:

i.   Inflation restatement index

     The consolidated financial statements of 1996 and 1997 were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the monthly average values of the Indice Geral de Precos-Mercado (the General Prices Index-Market or the "IGP-M") of the Fundacao Getulio Vargas. Inflation rates for the three year period ended December 31, 1998, as measured by the IGP-M, were as follows:

                                                            Annual
     Period                                     Index     inflation
     ------                                     -----     ---------
                                                              %
     Year ended December 31, 1996..............  IGP-M      9.2
     Year ended December 31, 1997..............  IGP-M      7.7
     Year ended December 31, 1998..............  IGP-M      1.8


     ii. Consolidated statements of income for 1996 and 1997

     Items in the consolidated statements of income are adjusted by:

     o allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

     o allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "Other net operating income."

    iii. Deferred income tax effects of indexation adjustments in 1996 and 1997

     As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and most fiscal purposes as from January 1, 1996, the indexation of assets and liabilities for financial reporting purposes herein is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to the additional deferred tax liability of R$19,487 and R$24,848 in 1996 and 1997, respectively, was recorded directly against divisional equity.

d.   Divisional equity

     As discussed in Note 1, the Companies were formed as a result of the specific identification and spin-off of assets, liabilities and revenues and expenses comprising the cellular telecommunication businesses of Telerj and Telest. Since Tele Sudeste Celular Participacoes S.A. did not exist prior to January 1, 1998 no individual capital structure was maintained. Consequently, the net assets contributed have been shown as "divisional equity" in the consolidated balance sheets. Additionally, consolidated statements of changes in divisional equity have been provided, which show the changes in the divisional equity for the years ended December 31, 1996 and 1997.

e.   Consolidated statements of net interdivisional cash flows


     Because it was not possible to segregate the cash balances for the cellular telecommunication businesses prior to December 31, 1997 a traditional statement of cash flows could not be prepared for the periods presented. In lieu of detailing the beginning and ending cash and cash equivalent balances, and the net change in cash and cash equivalents between years, the net cash transferred to/from the fixed line telecommunication businesses of Telerj and Telest has been presented as "Net interdivisional cash distribution (receipt)" in the consolidated statements of cash flows for the years ended December 31, 1996 and 1997.

     At December 31, 1997 cash and cash equivalents of R$37,463 were allocated from Telerj and Telest to the Companies to meet future estimated working capital requirements.

f.   Principles of Consolidation


     These consolidated financial statements include the financial records of the Holding Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

3.   Summary of the principal accounting practices

a.   Cash and cash equivalents


     Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less.


b.   Trade accounts receivable

     Telecommunication services accounts receivable are stated at the tariff value on the date of rendering the service. They also include accounts receivable for services rendered but not yet billed at the balance sheet date.


c.   Allowance for doubtful accounts

     Provision is made for trade accounts receivable for which recoverability is considered improbable.


d.   Foreign currency transactions

     Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the consolidated statements of revenues and expenses/statement of income as they occur.


e.   Inventory

     Inventories are stated at the lower of average cost or replacement value and are included within other assets on the Balance sheets. Inventories are comprised mainly of cellular phones to be sold to operator stores and agents.


f.   Investments

     Other investments are recorded at cost less a provision for losses when considered necessary.


g.   Property, plant and equipment

     Property, plant and equipment is stated at cost, restated for inflation as of December 31,1997, which became the new basis for accounting as described in
Note 2(c). Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as determined by the public telecommunications service regulators. The principal depreciation rates are shown in Note 16(b).

     Interest, calculated at a rate of 12% per annum on construction-in-progress, is capitalized as part of property, plant and equipment until the asset is placed in service.

h.   Vacation pay accrual

     Cumulative vacation pay due to employees is accrued as earned.


i.   Income and social contribution taxes

     Income and social contribution taxes comprise federal income tax and social contribution tax. Deferred taxes are provided on temporary differences.


j.   Loans and financing

     Loans and financing include accrued interest to the balance sheet date.


k.   Provisions for contingencies

     Provisions for contingencies are based on legal advice and management's opinion as to the likely outcome of the outstanding matters at the balance sheet date.


l.   Revenue recognition

     Revenues for all services are recognized when the service is provided. Revenues from cellular telephone services consist of subscription charges, usage charges, activation fees, network usage charges and charges for maintenance and other customer services. Billings are monthly. Unbilled revenues from the billing date to the month end are estimated and recognized as revenue during the month in which the service was provided. Revenues from activation fees are recognized upon the activation of a customer's services.


m.   Interest income (expense)

     Interest income (expense) represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing.


n.   Research and development

     Research and development costs are charged to expense as incurred.


o.   Pension and post-retirement benefits

     The Companies participate in a multi-employer plan that provides pension and other post-retirement benefits for its employees. Current costs are determined as the amount of required contribution for the period and are recorded on the accrual basis.


p.   Employees' profit share

     Accruals are made for granting employees the right to a share of profits. The amount recorded is the employees' profit share attributable to those employees of the subsidiaries, which payment is subject to General Shareholders' Meeting approval.


q.   Earnings per thousand shares

     Earnings per thousand shares were calculated based on the number of shares outstanding at the balance sheet date.


r.   Segment information

     The Companies operate solely in one segment for local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Rio de Janeiro and Espirito Santo.


s.   Use of estimates

     The preparation of consolidated financial statements in conformity with Brazilian and US GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.


t.   Minority interests

     Minority interests reflected in the consolidated balance sheet at December 31, 1998 and in the consolidated statements of income for the year ended December 31, 1998 relate to the interests of shareholders other than Tele Sudeste in Telerj Celular and Telest Celular while minority interests reflected in the consolidated statements of financial condition at December 31, 1997 and in the consolidated statements of revenues and expenses for the years ended December 31, 1996 and 1997 relate to the interests of shareholders other than Telebras in Telerj and Telest.


4.   Net operating revenue

                                           1996           1997         1998
                                       ------------- ------------- -------------

 Monthly subscription charges.........      86,057        154,707       328,141
 Activation fees......................      35,198        102,004        40,277
 Usage charges........................     208,632        339,234       623,744
 Network usage charges................      57,677        113,236       179,567
 Goods sold (telephone cellular set) .            -             -        89,215
 Other................................      17,412         21,869        19,522
                                       ------------- ------------- -------------
 Total gross operating revenue........     404,976        731,050     1,280,466
 Value added and other indirect taxes.     (95,463)     (146,639)     (357,795)
                                       ------------- ------------- -------------
 Net operating revenue from cellular
 telecommunications services .........     309,513       584,411        922,671
                                       ============= ============= =============


     There are no customers who contribute more than 5% of total gross operating revenues of Tele Sudeste Participacoes S.A., excluding Telerj S.A. that contributes to approximately 7% of total gross operating revenues.

5.   Cost of services

                                           1996          1997          1998
                                      -------------- ------------- -------------
Depreciation and amortization..........  43,284        69,066       115,626
Personnel..............................     758           868         3,046
Materials and services.................  49,605        77,398        97,076
Fixed-line network expenses............  26,016        71,002        99,007
Fistel tax and other...................       -        11,942        15,336
Rental fees and other..................     136           327        14,512
Goods sold (telephone cellular set)....       -             -        87,076
                                      -------------- ------------- -------------
                                        119,799       230,603       431,679
                                      ============== ============= =============


6.   Selling expense

     Included in selling expense are provisions for doubtful customer accounts receivable of R$3,441, R$8,251 and R$104,031 in 1996, 1997 and 1998,
respectively.


7.   Other net operating income (expense)


                                           1996           1997           1998
                                     -------------  -------------  -------------

     Fines and recovered expenses.......     7,275          3,524          4,056
     Research and development...........   (2,662)        (3,135)        (2,309)
     Donations and sponsorships.........         -              -        (3,128)
     Provisions for contingencies.......         -              -        (1,528)
     Other..............................      (51)          (602)        (4,987)
                                      -------------- ------------- -------------
                                             4,562          (213)        (7,896)
                                      ============== ============= =============

8.   Interest expense, net

                                            1996          1997          1998
                                       ------------- ------------- -------------
     Financial income:
         Interest income................        -             -       14,079
         Monetary/exchange variation....        -             -        4,420
     Financial expenses:
         Interest expense............... (24,376)      (64,636)       (7,042)
         Monetary/exchange variation....   10,521        29,025      (21,285)
                                      -------------- ------------- -------------
                                         (13,855)      (35,611)       (9,828)
                                      ============== ============= =============

9.   Net non-operating income (expense)

                                           1996           1997           1998
                                      -------------- ------------- -------------

     Gain (loss) on
     permanent asset disposals..........        -             -         (648)
     Other..............................        -             -            11
                                      -------------- ------------- -------------
                                                -             -         (637)
                                      ============== ============= =============


10.  Income taxes

     As explained in Note 2, as a result of non specific cash and certain non specific debt not being allocated to the cellular telecommunications business in 1996 and 1997, the associated interest income and expense was not allocated. As a result, income tax expense and current tax liabilities have not been allocated to the cellular operations in the financial statements of 1996 and 1997.

     Brazilian income taxes comprise federal income tax and the social contribution tax. In 1998 the income tax rate was 25%, and social contribution tax was 8.00%, producing a combined statutory rate of 33.00%.

     Deferred taxes are provided on temporary differences which include the effects of indexation adjustments that will not give rise to deductions when subsequently depreciated, amortized or disposed of.

                                                   1997          1998
                                                ------------ -------------
     Deferred tax assets:
          Provisions for contingencies..........        -           570
          Tax loss carry forwards...............    2,566             -
          Allowance for doubtful accounts.......        -         7,556
          Accrued ICMS..........................        -         2,132
                                                ------------ -------------
          Total (see Note 14)...................    2,566        10,258
                                                ============ =============

     Deferred tax liabilities:
          Deferred tax on full indexation.......    44,335        39,198
                                                ============ =============


     The deferred tax on full indexation relate to the difference between the tax basis of permanent assets, which was not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 1997.

     The composition of tax liabilities is as follows:

                                              1997          1998
                                           ------------ -------------
     Social contribution tax payable.......         -         2,375
     Deferred tax liabilities..............    44,335        39,198
                                           ------------ -------------
     Total.................................    44,335        41,573
                                           ------------ -------------
     Current...............................     3,698         5,961
     Noncurrent............................    40,637        35,612
                                           ============ =============

11.  Cash flow information

                                             1996          1997         1998
                                        ------------  ------------ -------------
Income and social
contribution tax paid...................        -             -        95,722
Interest paid...........................    6,778        32,584         2,259
Provision for contingencies paid........        -             -           323


Non cash Transactions:


                                                                       1998
                                                                   -------------
     Tax incentive investment credits received.............                52


12.      Cash and cash equivalents

                                                         1997          1998
                                                     ------------- -------------
     Banks................................                    -        16,429
     Short-term investments...............               37,463        67,831
                                                     ------------- -------------
                                                         37,463        84,260
                                                     ============= =============


     All of cash and cash equivalents are denominated in Brazilian Reais.

13.      Trade accounts receivable, net

                                                         1997         1998
                                                      ------------ -------------
     Accrued amounts..................................   14,957        29,371
     Billed amounts...................................   74,603       126,045
     Accounts receivable from goods sold..............        -        67,219
     Allowance for doubtful accounts..................  (3,907)      (22,889)
                                                      ============ =============
                                                         85,653       199,746
                                                      ============ =============


     The changes in the allowance for doubtful accounts were as follows:

                                            1996          1997          1998
                                        ------------  ------------ -------------
     Beginning balance.................      189            87         3,907
     Provision charged to
     selling expense...................    3,441         8,251       104,031
     Write-offs........................  (3,543)       (4,431)      (85,049)
                                        ------------  ------------ -------------
     Ending balance....................       87         3,907        22,889
                                        ------------  ------------ -------------

14. Deferred and recoverable taxes

                                                        1997           1998
                                                   -------------- --------------
     Withholding tax...............................          -          1,691
     Social contribution tax.......................          -          7,611
     Federal income tax............................          -         23,015
     Deferred tax assets...........................      2,566         10,258
     Sales and other taxes.........................          -          2,600
                                                   ============== ==============
                                                         2,566         45,175
                                                   ============== ==============

15.  Other assets

                                                       1997            1998
                                                    ------------- --------------
     Prepayments..................................        838          1,130
     Inventories..................................          -         12,759
     Recoverable advances  .......................         98          2,161
     Fiscal incentives investments................          -            416
     Telecomunicacoes do Espirito
     Santo S.A. - Telest..........................          -         18,336
     Other........................................          -          1,182
                                                  ============== ==============
                                                          936         35,984
                                                  ============== ==============
     Current......................................        923         34,594
     Noncurrent...................................         13          1,390
                                                  ============== ==============
     Inventories are comprised mainly of cellular

     Until July, 1998, several transactions related to operations of Telest Celular S.A. were recorded by Telecomunicacoes do Espirito Santo S.A - TELEST (fixed-line telecommunications company), originated mainly from infra-structure rental, network usage and amount billed to cellular phone clients.

     At a meeting on December 17, 1998 the parties agreed that Telecomunicacoes do Espirito Santo S.A. - TELEST would pay the amount of R$24,371 in four installments, updated by financial charges computed based on 99% of the CDI variation. The first installment, in the amount of R$6,035, was paid on December 21, 1998, reducing the debt to R$18,336.

16.  Property, plant and equipment, net

a.   Composition

                                                      1997                                    1998
                                     --------------------------------------- ---------------------------------------
                                         Cost      Accum. Depr   Net Book        Cost     Accum. Depr.   Net Book
                                                                   Value                                  Value
                                     ------------- ------------ ------------ ------------ ------------ -------------
Construction-in-progress...........     149,957            -      149,957       129,452            -      129,452
Automatic switching equipment......     233,159       40,608      192,551       329,227       64,521      264,706
Transmission and other equipment...     780,507      176,934      603,573       875,815      257,877      617,938
Buildings..........................      19,911          903       19,008        23,360        3,208       20,152
Other assets.......................      85,010        3,925       81,085       104,071       18,124       85,947
                                     ------------- ------------ ------------ ----------- ------------- -------------
                                      1,268,544      222,370    1,046,174    1,461,9255      343,730    1,118,195
                                     ============= ============ ============ ============ ============ =============


     Within "Other assets" the book value of land is R$2,019 as of December 31, 1997 and 1998.

b.   Depreciation rates

     The annual depreciation rates applied to property, plant and equipment are as follows:


                                                                %
                                                            ---------
     Automatic switching equipment...................          7.69
     Transmission and other equipment................         10.00
     Buildings.......................................          4.00
     Other assets (excluding land)...................  5.00 - 20.00


c.   Rentals

     The Companies rent equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements was as follows:


                                            1996         1997          1998
                                        ------------ ------------ -------------
     Rent expense.......................   3,005        5,160        14,424

     Rental commitments relate primarily to facilities where the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:


     Year ending December 31,
     1999..........................................    4,436
     2000..........................................    4,365
     2001..........................................    3,198
     2002..........................................      708
     2003 and thereafter...........................    1,157
                                                   ------------
     Total minimum payments........................   13,864
                                                   ============

17.  Payroll and related accruals

                                                           1997           1998
                                                     ------------- -------------
     Wages and salaries..............................        659          1,164
     Accrued social security charges.................      1,289          2,606
     Accrued benefits................................        867          1,276
     Payroll withholdings............................         53            511
                                                     ------------- -------------
                                                           2,868          5,557
                                                     ============= =============


18.  Accounts payable and accrued expenses

                                                         1997           1998
                                                     ------------- -------------
     Amounts payable to suppliers....................     23,460        103,240
     Customer deposits...............................     15,509              -
     Other payables and accrued expenses.............          -         41,170
                                                     ------------- -------------
                                                          38,969        144,410
                                                     ============= =============

19.  Taxes other than income taxes

                                                            1997           1998
                                                     -------------- ------------
     Value-added taxes................................      3,670         37,939
     Other indirect taxes
     on operating revenues............................          -          8,403
                                                     -------------  ------------
                                                            3,670         46,342
                                                     =============  ============

     All taxes payable at December 31, 1997, which are related to revenues (ICMS, PASEP, COFINS), except for the amount related to taxes on unbilled revenues, remained with Telerj and Telest when the assets and liabilities of the businesses were transferred to the Companies, because Telerj and Telest have legal responsibility for their payment.



20.  Dividends payable

                                                                        1998
                                                                 ---------------
  Payable by Tele Sudeste to:
     Common shareholders.........................................      21,937
     Preferred shareholders......................................      37,046
  Payable by subsidiaries to minority shareholders...............      17,024
                                                                 ---------------
                                                                       76,007
                                                                 ===============

     Dividends payable by Tele Sudeste are net of 15% of withholding tax.


21.  Other liabilities

                                                         1997           1998
                                                     ------------- -------------
     Employees' profit share...........................      -          1,123
     Other.............................................    938              -
                                                     ------------- -------------
                                                           938          1,123
                                                     ============= =============


22.  Loans and financing

                                                         1997           1998
                                                     ------------- -------------
     Loans payable to Telebras.........................383,866              -
     Other financing................................... 36,269         32,942
     Accrued interest.................................. 39,864          1,862
                                                     ------------- -------------
                                                       459,999         34,804
                                                     ============= =============
     Current...........................................313,828          9,626
     Noncurrent........................................146,171         25,178
                                                     ============= =============


a.   Loans payable to Telebras


                                                         1997           1998
                                                    ------------- --------------
     Loans payable to Telebras.......................383,866              -
     Accrued interest................................ 39,488              -
                                                    -------------  -------------
                                                     423,354              -
                                                    =============  =============

     In the spin-off on May 22, 1998, the intercompany receivables on the books of Telebras were transferred to the Holding Company. Therefore, the loans formerly payable to Telebras by the operating subsidiaries have been eliminated in the consolidated financial statements.



b.   Other financing


                                                         1997           1998
                                                     ------------- -------------
     Loans .......................................... 36,269         32,942
     Accrued interest ...............................    376          1,862

                                                     ------------- -------------
                                                      36,645         34,804
                                                     ============= =============

     Equipment financing comprises loans from suppliers of telecommunication equipment to be repaid in periodic installments. Debt bears fixed interest rates of 7.30% per annum and variable interest rates ranging from 1,125% to 6% per annum over LIBOR. The LIBOR rate at December 31, 1998 was 5.00% per annum.

c.   Repayment schedule


     Noncurrent loans are scheduled to be repaid as follows:


     2000...............................................       4,694
     2001...............................................       4,617
     2002...............................................       4,551
     2003...............................................       3,772
     2004...............................................       3,772
     2005...............................................       3,772
                                                        ---------------
                                                              25,178
                                                        ===============


d.       Currency analysis

     Total debt (excluding interest) is denominated in the following currencies:


                                                Exchange Rate
                                             at December 31, 1998
                                     -------------------------------------
                                        (units of one Brazilian Real)           1997           1998
                                     ------------------------------------- --------------- --------------
     Reais........................                  1.0000                      379,979              -
     U.S. Dollars.................                  1.2087                       40,156         32,942
                                                                           --------------- --------------
                                                                                420,135         32,942
                                                                           =============== ==============



The Companies did not hedge their foreign currency liabilities at December 31, 1998, nor do they have monetary assets denominated in foreign currency.

23.  Provision for contingencies

     Provisions for contingent liabilities were as follows:

                                              1997             1998
                                          -------------- --------------
     Labor claims........................         256            278
     Civil claims........................         275          1,458
                                          -------------- --------------
     Total...............................         531          1,736
                                          ============== ==============
     Current.............................         531          1,729
     Noncurrent..........................           -              7
                                          ============== ==============


   Labor and civil claims

     The provisions for labor and civil claims are management's estimates of the most probable losses in relation to various suits filed by current and former employees and by suppliers.


Potential litigation

     Telebras, Telerj and Telest, the legal predecessors of the Holding Company and Telerj Celular S.A. and Telest Celular S.A., respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telerj and Telest prior to the effective date of the spin-off of Telerj's and Telest's cellular assets and liabilities to Telerj Celular S.A. and Telest Celular S.A. remains with Telerj and Telest, except for those liabilities for which specific accounting provisions have been assigned to Telerj Celular S.A. and Telest Celular S.A. Any claims against Telerj and Telest which are not met by Telerj and Telest could result in claims against Telerj Celular S.A. and Telest Celular S.A. to the extent that Telerj Celular S.A. and Telest Celular S.A. have received assets which might have been used to settle those claims had they not been spun off from Telerj and Telest. Under the terms of the breakup of Telebras, liability for any claims arising out of acts committed by Telebras prior to the effective date of the breakup remains with Telebras, except for labor and tax claims (in which case Telebras and the new Holding Company are jointly and severally liable) and any liability for which specific accounting provisions have been assigned to the Holding Company. Creditors of Telebras may challenge this allocation of liability. Management believes that the chances of any claims materializing and having a material adverse financial effect on the Companies and/or the Holding Company are remote and, therefore, no provision was made.

Taxes--ICMS on activation fees and other services

     On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, to cover not only telecommunication services but also other services, including cellular activation, which had not been previously subject to such tax, effective July 1, 1998. Pursuant to this new interpretation of tax law, the ICMS tax may be also applied retroactively for such services rendered the five years preceding June 30, 1998.

     The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively.

     Each of the Subsidiaries has filed suit with the Treasury Court of the state in which it is located seeking injunctive relief from retroactive and prospective application of the ICMS to cellular activation charges and has obtained a temporary injunction relieving it from the payment during the pendency of the suits. Nonetheless, the tax authorities of the states where the lawsuits are pending may appeal those decisions. There can be no assurance that the Subsidiaries will ultimately prevail in any appeal relating to the temporary injunctions or the underlying litigation with respect to application of the ICMS to cellular activation.

     The Company has not made provision for the application of the ICMS on cellular activation. Five-year retroactive application of the ICMS cellular activation, if borne by the Company, would have a maximum material adverse impact on the financial condition and results of operations of the Company estimated at R$75,000. However, the Company's management does not believe that the retroactive application is probable. Moreover, the Company's management believes that the predecessor Companies would be liable to the Subsidiaries for any tax liability arising form the retroactive application. The Company's management does not believe that application of the ICMS cellular activation, applied on a prospective basis, would have a material impact on the Company's financial condition or results of operations. Application of the ICMS to cellular activation for the full year ended December 31, 1998, would have a maximum negative impact estimated at R$18 million on result of operations for 1998.


24.  Provision for pensions

     The Companies participate in a multi-employer defined benefit pension plan and other post-retirement benefit plans administered by the Fundacao Telebras de Seguridade Social ("Sistel").

     Approximately 90% of the Company's employees are covered by these plans. The Companies contributed and charged to expense R$915, R$1,634 and R$1,821 during 1996, 1997 and 1998, respectively, in respect of pension fund contributions. Information from the plans' administrators is not available to permit the Companies to determine their share of unfunded vested benefits, if any. As members of multi-employer plans, the Companies' contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Companies. The Companies are also contingently liable for the total obligations of the plans. The Company and the other sponsors of Sistel (primarily the former Telebras companies) are considering a break-up of Sistel that would generate a separate plan for each of the sponsors. The sponsors would expect, however, to jointly maintain a plan offering the current benefits under all the sponsors in accordance with the method of allocation used in the break-up of Sistel. The plans for the new funds would be modified to the needs of the new sponsors. Because the sponsors are only in the preliminary stages of discussing the proposed break-up of Sistel, the amounts of the independent reserve liabilities with respect to each sponsors' respective participation are not yet measurable and, therefore, the final configuration of each sponsor's plan and the consequences for the Company or its employees cannot be assessed.

     The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

     Contributions to the plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary. A summary relating to the overall Sistel plan, in compliance with accounting principles generally accepted in Brazil, is as follows:


                                               1997            1998
                                          --------------- ---------------
 Accumulated pension and other post-
 retirement benefit obligations...........   3,775,898       3,615,176
 Other obligations........................     255,751         312,831
                                          --------------- ---------------
      Total obligations...................   4,031,649       3,928,007
                                          =============== ===============
 Consolidated plan assets:
      Interest bearing deposits...........   1,714,153       2,463,747
      Stocks and shares...................   2,360,786       1,676,103
      Investment properties...............     363,305         394,553
      Loans to beneficiaries..............     123,428         115,854
      Other investments...................      52,195          47,525
                                          =============== ===============
      Total plan assets...................   4,613,867       4,697,782
                                          =============== ===============
 Excess of total plan assets over
 total obligations........................     582,218         769,775
                                          =============== ===============

     The financial statements of Sistel also contains reserve for the taxes on investment income which are contingently payable, totaling R$487,269 and R$636,652 at December 31, 1997 and 1998, respectively.


25.  Shareholders' equity

a.   Share capital

     The Company's authorized capital at December 31, 1998 was 700 billion shares. Capital subscribed and paid-up at the balance sheet date in the amount of R$ 306,458 was represented by the following shares, without par value:

                                    Common in       Preferred in         Total
                                  circulation      circulation       outstanding
                             --------------- ----------------- -----------------
As at December 31, 1998
(in thousands).................. 124,369,031       210,029,997       334,399,028
In Brazilian Reais - 12.31.98...     113,977           192,481           306,458

     The capital may be increased only by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders' meeting.

     The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative 6% dividend based upon their nominal capital value and to priority over the common shares in the case of liquidation of Tele Sudeste Celular Participacoes S.A.

     Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

b.   Income reserves

Legal reserve

     Brazilian corporations are required to appropriate 5% of annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can be used only to increase share capital or offset accumulated losses.

Unrealized income reserve

     This reserve represents unrealized income derived principally from indexation gains through 1995 and adjustments to the carrying values of subsidiaries that were allocated to the Company upon the split up of Telebras. The reserve is realized as the permanent assets that gave rise to the indexation gains are depreciated or disposed of, and as dividends are received from the subsidiaries. Amounts realized are transferred to retained earnings and included in the computation of dividends.


c.   Dividends

     Pursuant to its by-laws, Tele Sudeste Celular Participacoes S.A. is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date. The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

     For the purposes of the Brazilian Corporation Law, and in accordance with Tele Sudeste Celular Participacoes S.A.'s by-laws, the "Adjusted Net Income" is an amount equal to Tele Sudeste Celular Participacoes S.A.'s net income adjusted to reflect allocations to or from (i) the legal reserve, (ii) the statutory reserve, (iii) a contingency reserve for anticipated losses, if any, and (iv) an unrealized income reserve, if any.


The proposed dividend was calculated as follows:

                                                                                                1998
                                                                                            ---------------
Consolidated net income..................................................................        170,645
Add:
     Consolidation adjustments...........................................................          2,682
     Adjustments required to arrive at distributable income on a corporate law basis.....          5,695
                                                                                            ===============
     Net income on a corporate basis available at Holding Company level..................        179,022
                                                                                            ===============
Add:
     Realization of unrealized income reserve............................................         88,580
      Income of Jan.-Feb./98 - Spin-off from Telebras ...................................          4,365
Deduct:
     Appropriation to legal reserve......................................................        (9,169)
                                                                                            ===============
Adjusted net income......................................................................        262,798
                                                                                            ===============
Proposed dividend:
     Ordinary shares.....................................................................         21,937
     Preferred shares....................................................................         37,046
                                                                                            ===============
     Total...............................................................................         58,983
                                                                                            ===============
Dividend per thousand shares (Brazilian Reais):
     Ordinary shares.....................................................................          0.176
     Preferred shares....................................................................          0.176


     In 1998 Tele Sudeste Celular Participacoes S.A. declared dividends by means of interest on shareholders' equity (R$69,392), which is subject to a 15% withholding tax (R$10,409). On March 17, 1999, the shareholders voted to increase the dividends in the amount of R$6,715 (R$0.02 per thousand shares), which will result in a distribution of the minimum 25% of distributable income. Thus, total dividends were R$65,698 (R$0.196 per thousand shares) to be paid on December 20,1999.

     Dividends are calculated on the holding company's adjusted net income for the year, which is determined using the equity accounting method for subsidiaries. Consequently, the items shown as "Consolidation adjustments" in the consolidated statements of changes in shareholders' equity, which are required to reconcile consolidated net income to the holding company's net income, become part of the basis for calculating dividends. Additionally, from 1996 on, due to the cessation of the price level restatement adjustments in the corporate law basis financial statements, the effect of those adjustments on consolidated net income in the accompanying financial statements must be eliminated to arrive at distributable income on a corporate law basis.

26.  Transactions with related parties

     As a result of the privatization of the Telebras system in August 1998, the composition of companies considered as related parties has changed.

     When the companies were part of the Telebras system, the principal transactions classified as related-party transactions referred to revenues and costs with Empresa Brasileira de Telecomunicacoes S.A. ("Embratel") a subsidiary of Telebras, in respect of long-distance cellular telecommunication and with Telerj and Telest with respect to use of their communications network. After privatization, a significant portion of such transactions is no longer characterized as being with related parties.

     In 1998 the related party transactions take place with Companies that belong to the new Controlling group, which are Tele Leste Celular Participacoes S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Participacoes S.A., Telesp S.A., CBTC S.A., CRT and CRT Celular, as well as Telesp Celular S.A. Thus in 1997 and 1998 the amounts stated refer to the transactions with Telebras system and the new Controlling group, respectively. The transactions with the companies whose amounts had been eliminated in the consolidation were not included.

     Additionally, management fees are paid to Telefonica Internacional S. A. by the subsidiaries, and correspond to 1% of net revenues. The amount of R$3,452 was allocated to General and Administrative expenses that were included in the Operating Expense for the year ended December 31, 1998.

     A summary of the balances and transactions with these related parties, made under usual market conditions for these types of operations, is as follows:

                                                        1997           1998
                                                   -------------- --------------
     Current assets:
         Trade accounts receivable............           4,344         10,754
     Current liabilities:
         Loans and financing..................         303,129              -
         Dividends/Interest on the equity ....               -         12,031
         Other................................               -            538
     Non current liabilities:
         Loans and financing..................         120,101              -

                                         1996           1997           1998
                                    -------------- -------------- --------------
     Net operating revenue from
     cellular communication services... 131,780        159,468         68,480
     Cost of services..................(97,617)      (127,831)        (8,562)
     Operating expenses................(29,782)       (55,724)        (3,958)
     Interest expense..................(12,222)       (33,214)              -

27.  Commitments

a.   Capital expenditures

     At December 31, 1998 the Companies had the following capital expenditure commitments:

     Expected year of expenditure
     ----------------------------
     1999........................................................    214,974

     These commitments relate to the continuing expansion and modernization of the cellular system, information technology, transmission equipment and the messaging system.

b. Commitments to Anatel Goals (unaudited)

     Service Quality

                                                         Actual in 1998
                             ------------------  -------------------------------
Indexes                      ANATEL goals (%)       Telerj           Telest
                                                  Celular (%)     Celular (%)
                             ------------------  --------------  ---------------
System availability
index........................greater than 98%        99.7             99.9
Loss (ERBs -
CCC).........................Less than     3%         0.3              1.4
Voice channel ERB
(HMM)........................Less than     5%        16.5              1.5
Loss on HMM
interconnection..............Less than     3%           -                -
Probability of access in 1st
attempt......................greater than 90%         83.5             98.5
Formal complaints from 100
subscribers..................Less than 5% per month    3                3.2

     Services to districts

     Rio de Janeiro State

                                                                                         Accomplished
                         Anatel Goals                       Number        Due dates         through
                                                         of districts                    December, 31
                                                                                              1998
-------------------------------------------------------- -------------- -------------- ------------------
30-50 thousand inhabitants (covering a minimum of 70%)        10           Nov/2002                9
50-75 thousand inhabitants (covering a minimum of 80%)        15           Nov/2001               13
75-100 thousand inhabitants (covering a minimum of 90%)        1           Nov/2000                1
100-200 thousand inhabitants (covering 100%)                  13           Nov/1999               11
+ 200 thousand inhabitants (covering 100%)                     9           Nov/1998                9


     The Districts below do not have, at the moment, cellular coverage which is foreseen to be in place in June, 1999.

     30-50 thousand inhabitants: Itambi (Itaborai)
     100-200 thousand inhabitants: Monjolos (Sao Goncalo)
     50-75 thousand inhabitants: Cava (Nova Iguacu), Ipiiba (Sao Goncalo), Sete Pontes (Sao Goncalo)

     Espirito Santo State

                                                                                          Accomplished
                         Anatel Goals                         Number        Due dates       through
                                                          of districts                    December, 31
                                                                                              1998
-------------------------------------------------------- -------------- -------------- ------------------
30-50 thousand inhabitants (covering a minimum of 70%)         4        Nov/2002               4
50-75 thousand inhabitants (covering a minimum of 80%)         5        Nov/2001               5
75-100 thousand inhabitants (covering a minimum of 90%)        2        Nov/2000               2
100-200 thousand inhabitants (covering 100%)                   5        Nov/1999               5
+ 200 thousand inhabitants (covering 100%)                     1        Nov/1998               1


     All districts are covered by cellular services and all the goals have been attained.



28.  Insurance

     At December 31, 1998, in the opinion of management, all significant and high risk assets and obligations were insured.


29.  Fair values of financial assets and liabilities

     Estimated fair values of the Companies' financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

     The fair value information as of December 31, 1997 and 1998 presented below is based on pertinent information available to management as of those dates.

     Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.


                                                                      1997        1997        1998        1998
                                                                      Book        Fair        Book        Fair
                                                                      value       value       value       value
                                                                    ----------- ----------- ----------- -----------
     Liabilities:
          Loans and financing:
               Other financing...................................     36,269      34,538      32,942      28,642
               Loans.............................................    383,866     383,796           -           -
               Accrued interest.................................      39,864      39,861       1,862       1,619

     Cash, cash equivalents, trade accounts receivable, other current assets, accounts payable and accrued expenses

     The carrying value of cash, cash equivalents, trade accounts receivable, other current assets, accounts payable and accrued expenses are a reasonable estimate of their fair value. Cash equivalents are represented principally by short-term investments, their fair values, and that of other short-term investments and bank deposits not meeting the definition of cash equivalents, were estimated using rates currently offered for deposits of similar maturities.

     Loans and financing

     Interest rates that are currently available to the Companies for issuance of debt with similar terms and maturities were used to estimate fair value.

     Derivatives

     The company does not have operations with derivatives to protect its liabilities related to loans and financing in foreign currency.


30. Subsequent event - changes in exchange policies by the Central Bank of Brazil and devaluation of Brazilian Real

     At the end of the first half of January, the Brazilian Central Bank changed its exchange policy, discontinuing the so-called exchange band through which it controlled the real fluctuation margin in relation to the U.S. dollar; thereafter, the exchange rate was freely negotiated in the market. As a consequence of such change, the real devalued from R$1.2087 per US dollar to R$1.7240 as of May 31, 1999.


31.  Summary of the differences between Brazilian and US GAAP

The Companies' accounting policies comply with generally accepted accounting principles in Brazil ("Brazilian GAAP"). Accounting policies which differ significantly from generally accepted accounting principles in the United States of America ("US GAAP") are described below:



a.   Different criteria for capitalizing and amortizing capitalized interest

     Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, under Brazilian GAAP as applied to companies in the telecommunications industry, interest attributable to construction-in-progress is computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves.

     Under US GAAP, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 34 "Capitalization of Interest Costs," interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.


The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

                                                                                       1996         1997        1998
                                                                                    ----------- ------------ -----------
         Capitalized interest difference
               US GAAP capitalized interest:
                  Interest which would have been capitalized and credited to income (Being interest incurred on loans from the Companies'
                  parent and from third parties, except in years where total loans exceeded total
                  construction-in-progress, when capitalized interest is              12,881       35,578      14,097
                  reduced proportionately).....................................
                  Capitalized interest on disposals.............................           -            -        (41)
                                                                                    ----------- ------------ -----------
                                                                                      12,881       35,578      14,056
             Less Brazilian GAAP capitalized interest:
                  Interest capitalized and credited to income (Up to the
                  limit of interest incurred on loans obtained for
                  financing capital investments)...............................        (617)     (25,100)     (7,507)
                  Interest capitalized and credited to shareholders equity.....     (19,067)     (18,806)     (2,637)
                                                                                    ----------- ------------ -----------

                           Total capitalized interest..........................     (19,684)     (43,906)    (10,144)
                  Capitalized interest on disposals............................           -            -          51
                                                                                    ----------- ------------ -----------
                                                                                    (19,684)     (43,906)    (10,093)

                                                                                                ------------ -----------
             US GAAP Difference................................................      (6,803)      (8,328)       3,963
                                                                                    =========== ============ ===========

         Amortization of capitalized interest difference
                  Amortization under Brazilian GAAP............................        3,383        5,656       9,549
                  Capitalized interest on disposals............................            -            -        (23)
                                                                                    ----------- ------------ -----------
                                                                                       3,383        5,656       9,526

                  Less amortization under US GAAP..............................      (2,711)      (3,901)     (7,825)
                  Capitalized interest on disposals............................           -            -          18
                                                                                    ----------- ------------ -----------
                                                                                     (2,711)      (3,901)    (7,807)

                                                                                   ------------ ------------ -----------

             US GAAP Difference...............................................          672        1,755       1,719
                                                                                    =========== ============ ===========


b.   Reversal of proposed dividends

     Under Brazilian GAAP proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders' meeting. Under US GAAP, dividends are not accrued until they are formally declared.

     The interest on shareholders' equity is a legal liability from the date it is declared, therefore, these amounts must be included as dividends in the year they are proposed for US GAAP purposes.

c.   Pension and other post-retirement benefits

     The Companies participate in a multi-employer benefit plan that is operated and administered by Sistel, and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of US GAAP, the Company is considered to contribute to a multiemployer plan and consequently is required to disclose its annual contributions and the funded status of the plan in accordance with US GAAP. Note 32 shows the funded status of Sistel. The provisions of SFAS No. 87, "Employers' Accounting for Pensions", for the purposes of calculating the Funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.


d.   Disclosure requirements

     US GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US GAAP.


e.   Interest income(expense)

     Brazilian GAAP requires interest to be shown as part of operating income. Under US GAAP interest income (expense) would be shown after operating income.


f.   Employees' profit share

     Brazilian GAAP requires employees' profit share to be shown after operating income. Under US GAAP employee profit sharing is included as an expense in arriving at operating income.


g.   Permanent assets

     Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP the assets in this classification would be noncurrent assets.


h.   Price-level adjustments and US GAAP presentation

     The effects of price-level adjustments have not been eliminated in the reconciliation to US GAAP nor are the monetary gains or losses associated with the various US GAAP adjustments separately identified, because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes.


i.   Items posted directly to divisional equity / shareholders' equity

     Under Brazilian GAAP various items are posted directly to divisional equity/shareholder's equity, which under US GAAP would be posted to the consolidated statement of revenues and expenses/income. An example is capitalized interest. The posting of such items to divisional equity/shareholders' equity gives rise to adjustments in the consolidated statement of changes in divisional equity/shareholders' equity. Since the original postings to the equity accounts would, under US GAAP, be made directly to the consolidated statement of revenues and expenses/income, the adjustment is included in the reconciliation of the income differences between US and Brazilian GAAP.


j.   Income taxes

     In 1998, Tele Sudeste fully accrued for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are materially in accordance with SFAS 109 - Accounting for Income Taxes, except in connection with the deferred income tax effects of indexation adjustments of R$19,487 in 1996 and R$ 24,848 in 1997 (see
Note 2(c)(iii) that were recorded directly against Divisional equity. Under U.S. GAAP the deferred tax effect of the 1997 indexation for financial reporting purposes, would be charged to income and social contribution taxes in the consolidated statement of income. Additionally, the deferred tax effect of the US GAAP adjustments of R$2,024 and R$2,169 in 1996 and 1997, respectively, are not included in the reconciliation of income differences between US and Brazilian GAAP.

     In 1996 and 1997, Tele Sudeste did not present income taxes since the consolidated financial statements do not include interest income and unallocated interest expense as a result of nonspecific cash and debt not being allocated from Telerj and Telest.

     Consequently, this is the only material difference in the implementation of SFAS 109 other than in relation to the U.S. GAAP adjustments described in this note to the consolidated financial statements. In addition, for US GAAP purposes, deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the asset or liability attributed to the temporary difference.


k.   Earnings per share

     Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Since the capital structure of the Holding Company was not in place at December 31, 1996 or 1997, earnings per share was not presented for Brazilian GAAP in 1996 or 1997.

     In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share ("ADS") is equivalent to five thousand shares.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share". This new statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

     Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

     Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum of 6% of preferred capital, as defined in the Company's by-laws) and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Total dividends are calculated as described in Note 25(c). Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the monthly weighted-average number of common and preferred shares outstanding during the period. The weighted-average (thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since there are no dilutive shares to be issued.

     The weighted-average number of common and preferred shares used in computing basic earnings per share for 1998 was 124,369,031 thousand and 206,028,812 thousand respectively.

     The Company's preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. The amount of dividends paid to the preferred shareholders exceeded the minimum dividend, and was equal to the amount per share paid to the common shareholders.

     For 1996 and 1997, earnings per share has not been presented for US GAAP as the consolidated statement of revenues and expenses exclude interest income and unallocated interest expense and income taxes as a result of nonspecific cash and debt not being allocated from Telerj and Telest.

l.   Valuation of Long-Lived Assets

     For US GAAP, effective January 1, 1996 the Companies adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with this standard, the Companies periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard did not have a material effect on the Companies' results or financial condition.

     Brazilian GAAP does not require cash flow computations in order to determine potential asset impairment.

m.   Retained earnings

     For Brazilian GAAP, a company financed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders' resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under US GAAP, "retained earnings" allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as "distributable capital." As a result of the May 22, 1998 spin off, the Company had US GAAP distributable capital of R$373,386 on May 22, 1998 and R$556,732 on December 31, 1998.

n.   Revenue recognition

     Until December 31, 1997, under both Brazilian and US GAAP, revenues from activation fees were recognized upon activation of a customer's services. Under US GAAP, effective January 1, 1998, net revenues from activation fees have to be deferred and amortized over the estimated effective contract life.

o.   Stock compensation

     As part of the privatization of the Telebras System, the Federal Government offered Telebras System employees the right to purchase the Federal Government's entire holding of Telebras preferred shares and preferred shares of each of the twelve new holding companies formed as a result of the breakup of Telebras ("New Holding Companies") (representing 2.18% of the outstanding capital stock of Telebras and of each New Holding Company) at a price of R$69.24 per lot of 13,000 shares (each a "lot" and comprised of 1,000 preferred shares of each of Telebras and the twelve New Holding Companies). This price represents a 50% of discount from the market price of 1,000 Telebras preferred shares at the time the Federal Government authorized the plan. Each employee had the right to purchase up to 144 lots of 13,000 preferred shares, subject to proration if the shares were oversubscribed.

     The Federal Government had made 7.2 million lots available for sale, or 60% off the 12.1 million lots that would be taken up if each employee purchased the maximum 144 lots allowed. The original period to sign up to purchase the shares ended on October 30, 1998. On August 4, 1998, the date on which the offer employees commenced and the measurement date for 60% of the shares, the market price of 1,000 Telebras shares was R$ 127.20. Under US GAAP, the charge was R$2,662, which represents Telerj Celular and Telest Celular's share of the offer price/market price differential on 60% of the shares offered for which the measurement date was August 4, 1998. As of October 30, 1998, the original expiration of the program, Telerj Celular and Telest Celular employees had subscribed to 45,927 lots. This amount is slightly below the 60% pro rata portion available to those employees. The Brazilian government extended the expiration of the program to April 9, 1999. Pursuant to the extension, employees could rescind their subscriptions at any time prior to April 9, 1999 and shares relating to rescinded subscriptions were reassigned to the remaining subscribers on a pro rata basis.

     Although the Federal Government, rather than the Company or Telebras offered the shares to employees, under U.S. GAAP deemed compensation amount is "pushed down" to each of the New Holding Companies in accordance with the number of shares purchased by each New Holding Company and its subsidiaries' employees.

Reconciliation of the income differences between US and Brazilian GAAP

                                                                              1996             1997            1998
                                                                         ---------------- ---------------- ---------------
  Consolidated  net income as reported................................               -                -         170,645
  Income before interest income, unallocated interest expense and

    Taxes as reported.................................................         111,468          167,462               -
  Add (deduct):
      Different criteria for:
           Capitalized interest.......................................         (6,803)          (8,328)           3,963
           Amortization of capitalized interest.......................             672            1,755           1,719
      Items posted directly to Shareholders' equity
           Capitalized interest.......................................          19,067           18,806           2,637
           Fiscal incentive...........................................               -                -              45
      Stock compensation..............................................               -                -         (2,662)
      Deferred revenues on activation fees............................               -                -        (17,606)
  Deferred tax effect of the above adjustments                                       -                -           3,935
  Effect of minority interests on the above adjustments...............         (2,024)          (3,305)           2,631
                                                                         ---------------- ---------------- ---------------
  US GAAP income before interest income, unallocated interest
     Expense and taxes................................................         122,380          176,390
                                                                         ================ ================
  US GAAP net income..................................................                                          165,307
                                                                                                           ===============

  Net income per thousand shares in accordance with US GAAP                                                    1998
                                                                                                           ---------------
  Common shares--Basic.................................................                                            0.50
                                                                                                           ===============
           Weighted average (thousand) common shares outstanding......                                      124,369,031
  Common shares--Diluted...............................................                                            0.50
                                                                                                           ===============
           Weighted average (thousand) common shares outstanding......                                      124,369,031
  Preferred shares--Basic..............................................                                            0.50
                                                                                                           ===============
           Weighted average (thousand) Preferred shares outstanding...                                      206,028,812
  Preferred shares--Diluted............................................                                            0.50
                                                                                                           ===============
           Weighted average (thousand) Preferred shares outstanding...                                      206,028,812


     Reconciliation of the shareholders' equity/divisional equity differences between US and Brazilian GAAP

                                                                1997            1998
                                                            -------------- ---------------
Total divisional equity/shareholders' equity as reported....    460,962         953,955
Add (deduct):
     Different criteria for:
          Capitalized interest..............................   (19,834)        (15,871)
          Amortization of capitalized interest..............      7,107           8,826
     Deferred revenues on activation fees ..................          -        (17,606)
     Deferred tax effects of the above adjustments..........      4,200           8,135
     Effect of minority interest on the above adjustments...      2,203           4,163
                                                            -------------- ---------------
US GAAP divisional equity/shareholders' equity..............    454,638         941,602
                                                            ============== ===============
US GAAP supplementary information:
     Total assets...........................................  1,164,265       1,484,502
                                                            ============== ===============
     Property, plant and equipment..........................  1,248,710       1,446,054
     Accumulated depreciation...............................  (215,263)       (334,904)
                                                            -------------- ---------------
   Net property, plant and equipment........................ 1,033,447       1,111,150
                                                            ============== ===============


Changes in divisional equity/shareholders' equity in accordance with US GAAP

                                                              Divisional
                                                               equity /
                                                            Shareholders'
                                                                equity
                                                           -----------------
Balance at December 31, 1995.............................         244,639
Income before interest income,
unallocated interest expense and taxes...................         122,380
Net interdivisional cash receipt.........................        (31,131)
Deferred tax on indexation of permanent assets...........        (19,487)
Deferred tax on other US GAAP adjustments................           2,024
Minority interests effects other than on income..........          13,015
                                                           -----------------
Balance at December 31, 1996.............................         331,440

Income before interest income, unallocated interest
expense and taxes........................................         176,390
Net interdivisional cash receipt.........................           3,163
Deferred tax on indexation of permanent assets...........        (24,848)
Deferred tax on other US GAAP adjustments................           2,169
Minority interests effects other than on income..........        (33,676)
                                                           -----------------
Balance at December 31, 1997.............................         454,638

Additional net assets received on the breakup of Telebras         389,058
Net income for the year..................................         165,307
Stock compensation, net of minority interest of R$671....           1,991
Interest on shareholders' equity paid....................        (69,392)
                                                           -----------------
Balance at December 31, 1998.............................         941,602
                                                           =================
32.      Additional disclosures required by US GAAP

a.   Pension and post-retirement benefits

     The Companies, together with substantially all of the other companies in the former Telebras group, participate in a multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by Sistel. The funded status of the Sistel pension and other post-retirement benefit plans and the related actuarial assumptions in accordance with US GAAP, are as follows:

     Pension benefit plan

                                                    1997            1998
                                                -------------- --------------
     Funded status:
          Accumulated benefit obligation:
               Vested...........................  1,919,975      2,421,646
               Non vested.......................  3,479,300      4,018,319
                                                ============== ==============
               Total............................  5,399,275      6,439,965
                                                ============== ==============
     Projected benefit obligation...............  7,258,074      8,281,791
     Fair value of plan assets..................(3,897,051)    (3,811,718)
                                                ============== ==============
     Projected obligation in excess of assets...  3,361,023      4,470,073
                                                ============== ==============

     The actuarial assumptions used were as follows:

          Discount rate for determining
         projected benefit obligations......................6.00%          6.00%
          Rate of increase in compensation levels...........3.25%          3.25%
          Expected long-term rate of return on plan assets..6.00%         10.00%

     The above are real rates and exclude inflation.

     Amortization of the unrecognized liability at transition: 18.19 years commencing on January 1, 1991.

     Change in benefit obligation

                                                    1997            1998
                                                -------------- --------------
     Benefit obligation
     at the beginning of year ..................  6,022,228      7,258,074
     Service cost ..............................    323,536        385,239
     Interest cost .............................    358,102        455,256
     Benefits paid..............................  (142,355)      (192,155)
     Administrative expenses....................   (22,074)       (24,763)
     Actuarial (gain) loss......................    718,637        400,140
                                                -------------- --------------
     Benefit obligation at end of year..........  7,258,074      8,281,791
                                                ============== ==============

     Change in plan assets

                                                    1997            1998
                                                -------------- -------------
     Fair value of plan assets
     at beginning of year ......................  3,112,848      3,897,051
     Employer contribution......................    209,483        210,534
     Plan participants' contribution ...........    114,165        119,594
     Benefits paid..............................  (142,355)      (192,155)
     Administrative expenses....................   (22,074)       (24,763)
     Actual return on plan assets...............    624,984      (198,543)
                                                ============== =============
     Fair value of plan assets at end of year...  3,897,051      3,811,718
                                                ============== =============


     Other post-retirement benefits plan

                                                          1997           1998
                                                    -------------  -------------
     Funded status:
     Accumulated post-retirement benefit obligations:
          Retirees and dependents..................     380,561        442,769
          Fully eligible active plan participants..      34,589         31,282
          Other active plan participants...........     997,791        984,650
                                                   -------------- --------------
                                                      1,412,941      1,458,701
                                                   -------------- --------------
     Fair value of plan assets.....................    (96,141)       (99,238)
                                                   -------------- --------------
     Obligations in excess of plan assets..........   1,316,800      1,359,463
                                                   ============== ==============


Amortization of the unrecognized liability at transition: 18.84 years commencing on January 1, 1992.

     Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 6.48% in 1998 decreasing to 2.00% in 2047. The effect of a one percent annual increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefits obligation at December 31, 1998 by R$238,530. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.

     Change in benefit obligation

                                                         1997            1998
                                                       ------------ ------------
     Benefit obligation on the beginning of year ....  1,170,230      1,412,941
     Service cost ...................................     50,264         49,752
     Interest cost ..................................     72,876         75,615
     Benefits paid...................................   (10,239)       (14,208)
     Administrative expenses.........................    (1,682)        (1,948)
     Actuarial (gain) loss...........................    131,492       (63,451)
                                                       ============ ============
     Benefit obligation at end of year...............  1,412,941      1,458,701
                                                       ============ ============

     Change in plan assets
                                                         1997            1998
                                                       ------------ ------------
     Fair value of plan assets at beginning of year ..    69,506         96,141
     Employer contribution............................    25,896         23,328
     Plan participants' contribution .................        -              -
     Benefits paid....................................   (8,028)       (11,998)
     Administrative expenses..........................   (1,681)        (1,948)
     Actual return on plan assets.....................    10,448        (6,285)
                                                       ============ ============
     Fair value of plan assets at end of year.........    96,141         99,238
                                                       ============ ============


     The funded status of the pension and post retirement plans under Brazilian and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and US GAAP.

     The net assets of the plans differ under Brazilian and US GAAP principally due to the accrual of income tax contingencies of the pension fund for US GAAP purposes in the amount of R$487,269 and R$636,652 in 1997 and 1998, respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP, the liability is recorded but not deducted from plan assets for disclosure purposes.

b.   Concentration of risks

     Credit risk with respect to trade accounts receivable is diversified. The Companies continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is twenty days past-due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

     In conducting their businesses, Telerj Celular S.A. and Telest Celular S.A. are fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

     Approximately 34% of all employees are members of state labor unions associated with either the Federacao Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel"), or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). The Companies negotiate new collective labor agreements every year with the local union. The collective agreements currently in force expire in December 1999.

     There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies' operations.

c.   New accounting pronouncements

SFAS No. 130, "Reporting Comprehensive Income"

     SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have items that could be considered under this statment.

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information"

     SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of: information concerning revenues derived from the enterprise's products or services; countries in which it earns revenues or hold assets, and major customers.

     The Companies operate solely in one segment for local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Rio de Janeiro and Espirito Santo.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("FAS 133"). SFAS No. 133 is effective for transactions entered into after January 1, 2000. FAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company is in the process of determining the impact that the adoption of FAS 133 will have on its results of operations and financial positions.


SOP 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal Use"

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1), effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires the capitalization of certain costs incurred during an internal-use development project. The adoption of SOP 98-1 is not expected to have a material impact on the Company's financial position or results of operations.

                                  Exhibit Index


    Exhibit                                                               Page
    Number               Description of Exhibit                          Number
    ------               ----------------------                          ------

     3.1                 Amendment to the Charter of the Holding
                         Company previously filed with the Holding
                         Company's Registration Statement on September 18, 1998, together with an English translation.